Filed Pursuant to Rule 424(b)(3)
File Number 333-161456
PROSPECTUS
Johnson Controls, Inc.
OFFER TO EXCHANGE

Shares of Common Stock plus cash for any and all of our outstanding 6.50% Convertible Senior Notes due 2012 (CUSIP No. 478366 AS6)	Shares of Common Stock plus cash for up to 8,550,000 units of our outstanding Equity Units, stated amount $50.00 per unit, in the form of Corporate Units (CUSIP No. 478366 602)
     We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, any and all of our outstanding 6.50% Convertible Senior Notes due 2012 (the “Convertible Notes”), for the following consideration per $1,000 principal amount of Convertible Notes: (i) 89.3855 shares of our common stock; (ii) a cash payment of $120.00 (the “Convertible Notes Cash Payment”); and (iii) accrued and unpaid interest on the Convertible Notes to, but excluding, the settlement date, payable in cash (collectively, the “Convertible Notes Offer Consideration”).
     We are also offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, up to 8,550,000 units, or 95%, of our outstanding Equity Units, stated amount $50.00 per unit (the “Equity Units”), in the form of Corporate Units (the “Corporate Units”) comprised of a purchase contract obligating the holder to purchase from us shares of our common stock, and a 1/20, or 5.0%, undivided beneficial ownership interest in $1,000 principal amount of our 11.50% Subordinated Notes due 2042 (the “Subordinated Notes”), for the following consideration per Corporate Unit: (i) 4.8579 shares of our common stock, (ii) a cash payment of $6.50 (the “Corporate Units Cash Payment”), and (iii) a distribution consisting of the pro rata share of accrued and unpaid interest on the Subordinated Notes to, but excluding, the settlement date, payable in cash (the “Corporate Units Offer Consideration”). We are not offering to exchange any Equity Units in the form of Treasury Units (the “Treasury Units”).
     We refer to the Convertible Notes and Corporate Units collectively as the “Securities.” We refer to the offer for the Convertible Notes pursuant to this prospectus and the accompanying letter of transmittal as the “Convertible Notes Exchange Offer” and the offer for the Corporate Units pursuant to this prospectus and the accompanying letter of transmittal as the “Corporate Units Exchange Offer.” We refer to the Convertible Notes Exchange Offer and the Corporate Units Exchange Offer collectively as the “Exchange Offers.”
     The number of Corporate Units validly tendered and not withdrawn that we will accept in the Corporate Units Exchange Offer will be prorated if (a) more than 8,550,000 Corporate Units are tendered or (b) we have concluded based on discussions with the New York Stock Exchange that the Corporate Units are likely to be de-listed as a result of the acceptance by us of all Corporate Units validly tendered and not withdrawn in the Corporate Units Exchange Offer.
     The Convertible Notes are currently convertible into shares of our common stock at a conversion rate of 89.3855 shares of our common stock per $1,000 principal amount of Convertible Notes, or a conversion price of approximately $11.19 per share of our common stock. The Convertible Notes Exchange Offer allows current holders of Convertible Notes to receive the same number of shares of our common stock as they would receive upon conversion of the Convertible Notes, plus the Convertible Notes Cash Payment and the accrued and unpaid interest.
(cover page continued on next page)

     The Convertible Notes Exchange Offer will expire at 11:59 p.m., New York City time, on September 17, 2009, unless extended or earlier terminated by us, and the Corporate Units Exchange Offer will expire at 5:00 p.m., New York City time, on September 25, 2009, unless extended or earlier terminated by us (we refer to the applicable date and time for each Exchange Offer, as may be extended, as the “Expiration Date”). You may withdraw Convertible Notes tendered in the Convertible Notes Exchange Offer at any time prior to the Expiration Date for the Convertible Notes Exchange Offer, and you may withdraw Corporate Units tendered in the Corporate Units Exchange Offer at any time prior to the Expiration Date for the Corporate Units Exchange Offer. You must validly tender your Securities for exchange in the Exchange Offers on or prior to the relevant Expiration Date to receive the applicable offer consideration. You should carefully review the procedures for tendering Securities beginning on page 28 of this prospectus.
     The Exchange Offers are subject to the conditions discussed under “The Exchange Offers — Conditions of the Exchange Offers,” including, among other things, the effectiveness of the registration statement of which this prospectus forms a part. The Exchange Offers are not conditioned on each other or on any minimum aggregate principal amount of Convertible Notes or minimum number of Corporate Units being tendered.
     As of the date of this prospectus, $402,500,000 aggregate principal amount of Convertible Notes and 9,000,000 Equity Units were outstanding. The Convertible Notes are not listed for trading on any securities exchange. The Corporate Units and our common stock are listed on the New York Stock Exchange under the symbols “JCI PrZ” and “JCI,” respectively. The last reported sale price of the Corporate Units and our common stock on September 16, 2009 was $138.43 per unit and $27.48 per share, respectively. We expect that the shares of our common stock to be issued in the Exchange Offers will be approved for listing on the New York Stock Exchange, subject to official notice of issuance.
     We urge you to carefully read the “Risk Factors” section beginning on page 13 before you make any decision regarding the Exchange Offers.
     You must make your own decision whether to tender Securities in the Exchange Offers, and, if so, the amount of Securities to tender. Neither we, the dealer managers, the information and exchange agent nor any other person is making any recommendation as to whether or not you should tender your Securities for exchange in the Exchange Offers.
     We are not asking you for a proxy and you are requested not to send us a proxy.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
THE JOINT-LEAD DEALER MANAGERS FOR THE EXCHANGE OFFERS ARE:

BofA Merrill Lynch	Barclays Capital
THE CO-DEALER MANAGER FOR THE EXCHANGE OFFERS IS:
Citi
The date of this prospectus is September 17, 2009

     You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the date of the document incorporated by reference, as applicable. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

i

CAUTIONARY NOTE FOR FORWARD-LOOKING STATEMENTS
     Certain statements in this prospectus and the information incorporated by reference in this prospectus, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “guidance” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements has been included in the section entitled “Risk Factors.” We undertake no obligation, except as required by law in connection with the offer, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), to register the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits to the registration statement.
     Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.
     We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available at the SEC’s website (http://www.sec.gov) or through our web site (http://www.johnsoncontrols.com). We have not incorporated by reference into this prospectus the information included on or linked from our website, and you should not consider it part of this prospectus. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates from the Public Reference Room of the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this prospectus is considered part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     We incorporate by reference the following documents that have been filed with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed):

ii

•	Our Annual Report on Form 10-K for the year ended September 30, 2008 (including portions of the proxy statement filed with the SEC on December 5, 2008 relating to our 2009 annual meeting of shareholders to the extent specifically incorporated by reference therein);

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2008, March 31, 2009 and June 30, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on November 24, 2008, March 10, 2009, March 13, 2009, March 20, 2009, March 31, 2009, April 8, 2009, May 21, 2009, August 20, 2009 and September 11, 2009; and

•	The description of our common stock contained in Item 1 of our Registration Statement on Form 8-A dated April 23, 1965, as superseded by the description contained in our definitive proxy/registration statement (Form S-14 Registration No. 2-62382) incorporated by reference as Exhibit 1 to Current Report on Form 8-K, dated October 23, 1978, and in our Registration Statement on Form S-14, dated April 18, 1985 (Registration No. 2-97136), and any amendments or reports filed for the purpose of updating such description.
     All documents that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the Exchange Offers are completed, or after the date of the registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement, will be deemed to be incorporated in this prospectus by reference and will be a part of this prospectus from the date of the filing of such document.
     You may request a copy of any documents incorporated by reference herein at no cost by writing or telephoning us at:
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, Wisconsin 53209-4408
Attention: Investor Relations
Telephone number: (414) 524-1200
     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus. In order to ensure timely delivery of documents, security holders must request this information no later than five business days before the date they must make their investment decision. Accordingly, any request for documents should be made by September 10, 2009 to ensure timely delivery of the documents prior to the expiration of the Exchange Offers.

iii

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFERS
     These answers to questions that you may have as a holder of our Securities are highlights of selected information included elsewhere or incorporated by reference in this prospectus. To fully understand the Exchange Offers and the other considerations that may be important to your decision about whether to participate in them, you should carefully read this prospectus in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this prospectus. See “Incorporation by Reference.” For further information about us, see the section of this prospectus entitled “Where You Can Find More Information.”
     Except as used in “Comparison of Rights of Holders of Convertible Notes, Corporate Units and Our Common Stock” and “Description of Our Capital Stock,” as the context otherwise requires, or as otherwise specified or used in this prospectus, the terms “we,” “our,” “us,” “the company,” “JCI” and “Johnson Controls” refer to Johnson Controls, Inc. and its subsidiaries.
Why are you making the Exchange Offers?
     We are making the Exchange Offers to reduce the amount of our outstanding debt and related ongoing interest expense.
What securities are being sought in the Exchange Offers?
     We are offering to exchange any and all of our Convertible Notes and up to 8,550,000 of our outstanding Corporate Units in the Exchange Offers. As of the date of this prospectus, $402,500,000 aggregate principal amount of Convertible Notes and 9,000,000 Equity Units were outstanding.
What will I receive in the Exchange Offers if I tender my Securities and they are accepted?
     For each $1,000 principal amount of Convertible Notes that you validly tender as part of the Convertible Notes Exchange Offer and we accept for exchange, you will receive the following:
•	89.3855 shares of our common stock;

•	a cash payment of $120.00; and

•	accrued and unpaid interest on the Convertible Notes to, but excluding, the settlement date, payable in cash.
     For each Corporate Unit that you validly tender as part of the Corporate Units Exchange Offer and we accept for exchange, you will receive the following:
•	4.8579 shares of our common stock;

•	a cash payment of $6.50; and

•	a distribution consisting of the pro rata share of accrued and unpaid interest on the Subordinated Notes to, but excluding, the settlement date, payable in cash.
     We will not issue fractional shares of our common stock in the Exchange Offers. Instead, we will pay cash for all fractional shares on the applicable settlement date based upon the closing price per share of our common stock on the business day immediately preceding the applicable Expiration Date. See “The Exchange Offers — Fractional Shares.”
     Your right to receive the applicable offer consideration in the Exchange Offers is subject to all of the conditions set forth in this prospectus and the related letter of transmittal.

How does the Convertible Notes Offer Consideration I will receive if I tender my Convertible Notes compare to the payments I would receive on the Convertible Notes if I do not exchange now?
     If you do not tender Convertible Notes for exchange pursuant to the Convertible Notes Exchange Offer, you will continue to receive interest payments at an annual rate of 6.50% in accordance with the terms of the Convertible Notes. Interest payments are made on March 31 and September 30 of each year until September 30, 2012, or until such earlier time as the Convertible Notes are converted into common stock. You will also continue to have the right to convert your Convertible Notes into common stock in accordance with their terms. If you do not tender your Convertible Notes for exchange in the Convertible Notes Exchange Offer, however, you will not be entitled to receive the Convertible Notes Cash Payment to be made in connection with the Convertible Notes Exchange Offer.
How does the Corporate Units Cash Payment I will receive if I tender my Corporate Units compare to the payments I would receive on the Corporate Units if I do not tender?
     If you do not tender Corporate Units for exchange pursuant to the Corporate Units Exchange Offer, you will continue to receive cash distributions consisting of your pro rata share of interest payments on the Subordinated Notes (initially payable quarterly at an annual rate of 11.50%), subject to our right to defer interest payments, that are a part of the Corporate Units in accordance with the terms of the Corporate Units.
How does the number of shares of common stock I will receive if I tender my Corporate Units compare to the number of shares of common stock I would receive on the Corporate Units if I do not tender?
     If you validly tender Corporate Units and we accept your validly tendered Corporate Units for exchange, you will receive on the settlement date for the Corporate Units Exchange Offer, for each such Corporate Unit, 4.8579 shares of our common stock, a cash payment of $6.50 and a distribution consisting of the pro rata share of accrued and unpaid interest on the Subordinated Notes to, but excluding, the settlement date, payable in cash. If you do not tender Corporate Units and hold your Corporate Units until March 31, 2012, you will receive (subject to anti-dilution adjustments), for each Corporate Unit, between 4.8579 and 5.5866 shares of our common stock depending on the adjusted applicable market value of our common stock, plus quarterly cash distributions consisting of your pro rata share of interest payments on the Subordinated Notes that are a part of the Corporate Units.
What other rights will I lose if I exchange my Securities in the Exchange Offers?
     If you validly tender your Securities and we accept them for exchange, you will lose the rights of a holder of such Securities. For example, you would lose the right to receive interest and principal payments on the Convertible Notes and cash distributions on the Corporate Units. You would also lose your rights as a creditor of Johnson Controls. A holder of Securities participating in the Exchange Offers will become subject to all of the risks and uncertainties associated with ownership of our common stock. These risks may be different from and greater than those associated with holding the Securities.
May I exchange only a portion of the Securities that I hold?
     Yes. You do not have to exchange all of your Securities to participate in the Exchange Offers. However, for holders of Convertible Notes, you may only tender your Convertible Notes for exchange in a principal amount of $1,000 and integral multiples of $1,000 in excess thereof.
If one or both of the Exchange Offers are consummated and I do not participate or I do not exchange all of my Securities, how will my rights and obligations under my remaining outstanding Securities be affected?
     The terms of your Securities that remain outstanding after the consummation of the Exchange Offers will not change as a result of the Exchange Offers.
Will you exchange all validly tendered Securities?
     Subject to the terms and conditions of the Convertible Notes Exchange Offer, we will exchange all validly tendered Convertible Notes. However, if holders of Corporate Units validly tender more than an aggregate of 8,550,000 Corporate Units for exchange in the Corporate Units Exchange Offer, we will accept an aggregate of not more than 8,550,000 Corporate Units for exchange, prorated among the tendering holders. We will also reduce the number of Corporate Units sought and prorate among tendering holders if we conclude based on discussions with the New York Stock Exchange that the Corporate Units are likely to be de-listed as a result of our acceptance of all Corporate Units validly tendered and not withdrawn in the Corporate Units Exchange Offer. Any Corporate Units tendered but not accepted because of proration will be returned to you. See “The Exchange Offers—Proration and Priority of Exchanges.”
How will the Exchange Offers affect the trading market for the Securities that are not exchanged?
     If a sufficiently large principal amount of Convertible Notes or number of Corporate Units do not remain outstanding after the Exchange Offers, the trading market for the remaining outstanding Securities of such class may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of Securities of such class. See “Risk Factors — There may be less liquidity in the market for non-tendered Securities, and the market prices for non-tendered Securities may therefore decline.”
What do you intend to do with the Securities that are exchanged in the Exchange Offers?
     Securities accepted for exchange by us in the Exchange Offers will be cancelled.
Are you making a recommendation regarding whether I should participate in the Exchange Offers?
     We are not making any recommendation regarding whether you should tender or refrain from tendering your Securities for exchange in the Exchange Offers. Accordingly, you must make your own determination as to whether to tender your Securities for exchange in the Exchange Offers and, if so, the principal amount or number of Securities to tender. Before making your decision, we urge you to read this prospectus carefully in its entirety, including the information set forth in the section of this prospectus entitled “Risk Factors,” and the other documents incorporated by reference in this prospectus.
Will the common stock to be issued in the Exchange Offers be freely tradable?
     Yes. Generally, the common stock you receive in the Exchange Offers will be freely tradable, unless you are considered an “affiliate” of ours, as that term is defined in the Securities Act. Our common stock is listed on the New York Stock Exchange under the symbol “JCI,” and we expect that the shares of our common stock to be issued in the Exchange Offers will be approved for listing on the New York Stock Exchange, subject to official notice of issuance. For more information regarding the market for our common stock, see the section of this prospectus entitled “Price Range of Our Common Stock and Dividends.”
What are the conditions to the Exchange Offers?
     Each Exchange Offer is conditioned upon:
•	the effectiveness of the registration statement of which this prospectus forms a part; and

•	the other conditions described in “The Exchange Offers — Conditions of the Exchange Offers.”
     The Convertible Notes Exchange Offer is not conditioned upon the completion of the Corporate Units Exchange Offer, and the Corporate Units Exchange Offer is not conditioned upon the completion of the Convertible Notes Exchange Offer. Also, the Exchange Offers are not conditioned upon any minimum amount of Convertible Notes or Corporate Units being surrendered for exchange. We may waive certain conditions of the Exchange Offers. If any of the conditions are not satisfied or waived for an Exchange Offer, we will not complete that Exchange Offer.

How will fluctuations in the trading price of our common stock affect the consideration offered to holders of Securities?
     If the market price of our common stock declines, the market value of the shares of common stock you would receive in the exchange for your Securities will also decline. The number of shares of common stock you would receive in the Exchange Offers will not vary based on the trading price of our common stock. The trading price of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally. See “Risk Factors — Risks Related to the Exchange Offers — The price of our common stock recently has been volatile. This volatility may affect the price at which you could sell your common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock.”
How will you fund the cash portion of the offer consideration?
     Assuming both Exchange Offers are fully subscribed, we will need approximately $129 million in cash to fund the cash portions of the applicable offer consideration. We will use cash on hand to make these payments.
When do the Exchange Offers expire?
     The Convertible Notes Exchange Offer will expire at 11:59 p.m., New York City time, on September 17, 2009, unless extended or earlier terminated by us, and the Corporate Units Exchange Offer will expire at 5:00 p.m., New York City time, on September 25, 2009, unless extended or earlier terminated by us. We may extend or terminate the Convertible Notes Exchange Offer without extending or terminating the Corporate Units Exchange Offer, and we may extend or terminate the Corporate Units Exchange Offer without extending or terminating the Convertible Notes Exchange Offer.
Under what circumstances can an Exchange Offer be extended, amended or terminated?
     We reserve the right to extend either or both of the Exchange Offers for any reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of either or both of the Exchange Offers in any respect prior to the applicable Expiration Date for such Exchange Offer. Further, we may be required by law to extend an Exchange Offer if we make a material change in the terms of that Exchange Offer or in the information contained in this prospectus or waive a material condition to an Exchange Offer. During any extension of an Exchange Offer, Securities that were previously tendered for exchange pursuant to that Exchange Offer and not validly withdrawn will remain subject to that Exchange Offer. We reserve the right, in our sole and absolute discretion, to terminate an Exchange Offer at any time prior to the applicable Expiration Date if any condition to that Exchange Offer is not met. If an Exchange Offer is terminated, no Securities sought in that Exchange Offer will be accepted for exchange and any Securities that have been tendered for exchange in that Exchange Offer will be returned to the holder promptly after the termination at our expense. For more information regarding our right to extend, amend or terminate the Exchange Offers, see the section of this prospectus entitled “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.”
How will I be notified if an Exchange Offer is extended, amended or terminated?
     We will issue a press release or otherwise publicly announce any extension, amendment or termination of an Exchange Offer. In the case of an extension, we will promptly make a public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date for that Exchange Offer. For more information regarding notification of extensions, amendments or the termination of an Exchange Offer, see the section of this prospectus entitled “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.”
What risks should I consider in deciding whether or not to tender my Securities?
     In deciding whether to participate in the Exchange Offers, you should carefully consider the discussion of risks and uncertainties affecting our business, the Securities and our common stock that are described in the section of this prospectus entitled “Risk Factors,” and the documents incorporated by reference in this prospectus.

What are the material U.S. federal income tax considerations of my participating in the Exchange Offers?
     The exchange of Convertible Notes for the Convertible Notes Offer Consideration should be treated as a recapitalization for United States federal income tax purposes. Accordingly, holders of Convertible Notes should not recognize loss but may recognize gain on the exchange for federal income tax purposes. For further discussion see “Material United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to Participating U.S. Holders — Exchange of Convertible Notes for Common Stock and Cash.”
     The exchange of Corporate Units for the Corporate Unit Offer Consideration will be a taxable event for federal income tax purposes, subject to potential non-recognition treatment with respect to the Subordinated Notes that form a part of the Corporate Units under the rules governing recapitalizations. Very generally, gain or loss will be separately calculated with respect to the purchase contract and undivided beneficial ownership interest in the Subordinated Notes comprising each Corporate Unit. The manner in which such gain or loss is calculated, however, is unclear due to the absence of authority addressing the same or substantially similar transactions. For further discussion see “Material United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to Participating U.S. Holders — Exchange of Corporate Units for Common Stock and Cash.”
     For a summary of the material U.S. federal income tax considerations of the Exchange Offers, which is based on the opinion of Foley & Lardner LLP, our federal tax counsel, see “Material United States Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax consequences of participating in the Exchange Offers.
Are your financial condition and results of operations relevant to my decision to tender my Securities for exchange in the Exchange Offers?
     Yes. The price of our common stock and the Securities are closely linked to our financial condition and results of operations. For information about the accounting treatment of the Exchange Offers, see the section of this prospectus entitled “The Exchange Offers — Accounting Treatment.”
Are any Securities held by your directors or executive officers?
     Yes. Several of our executive officers hold Convertible Notes and Corporate Units. See the section of this prospectus entitled “Interests of Directors and Executive Officers.”
Will you receive any cash proceeds from the Exchange Offers?
     No. We will not receive any cash proceeds from the Exchange Offers.
How do I tender my Securities for exchange in the Exchange Offers?
     If your Securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in the Exchange Offers, you should contact that registered holder promptly and instruct him, her or it to tender your Securities on your behalf. If you are a DTC participant, you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). See the section of this prospectus entitled “The Exchange Offers — Procedures for Tendering Securities” and “The Exchange Offers — The Depository Trust Company Book-Entry Transfer.”
     For further information on how to tender Securities, contact the information and exchange agent at the telephone number set forth on the back cover of this prospectus or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.
What happens if some or all of my Securities are not accepted for exchange?
     If we decide not to accept some or all of your Securities because of an invalid tender, the occurrence of the other events set forth in this prospectus or otherwise, the Securities not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the Exchange Offer for those Securities by book entry transfer to your account at DTC.
Until when may I withdraw Securities previously tendered for exchange?
     If not previously returned, you may withdraw Securities that were previously tendered for exchange at any time until the applicable Expiration Date. In addition, you may withdraw any Securities that you tender that are not accepted for exchange by us after the expiration of 40 business days from the commencement of the Exchange Offers, if such Securities have not been previously returned to you. For more information, see the section of this prospectus entitled “The Exchange Offers — Withdrawal Rights.”
How do I withdraw Securities previously tendered for exchange in the Exchange Offers?
     For a withdrawal to be effective, the information and exchange agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the applicable Expiration Date. For more information regarding the procedures for withdrawing these Securities, see the section of this prospectus entitled “The Exchange Offers — Withdrawal Rights.”
May I participate in the Corporate Units Exchange Offer by tendering Treasury Units for exchange?
     No. We are not offering to exchange any Treasury Units. If you own Treasury Units and you desire to participate in the Corporate Units Exchange Offer, you may recreate Corporate Units from your Treasury Units, and then tender the recreated Corporate Units prior to the Expiration Date for the Corporate Units Exchange Offer. Because Treasury securities and notes are issued in integral multiples of $1,000 principal amount, you may make these substitutions only in integral multiples of 20 Treasury Units. To create 20 Corporate Units from 20 Treasury Units, you must deposit with the collateral agent a $1,000 principal amount note, which must be purchased in the open market at your expense unless otherwise owned by you, and transfer 20 Treasury Unit certificates to the purchase contract agent accompanied by a notice stating that you have deposited a $1,000 principal amount note with the collateral agent and requesting the release to you of the Treasury securities relating to the Treasury Units. You may contact the information and exchange agent at the telephone number set forth on the back cover of this prospectus for more information on how to recreate Corporate Units from Treasury Units in order to participate in the Corporate Units Exchange Offer.
Will I have to pay any fees or commissions if I tender my Securities for exchange in the Exchange Offers?
     You will not be required to pay any fees or commissions to us, the dealer managers or the information and exchange agent in connection with the Exchange Offers. However, if your Securities are held through a broker or other nominee who tenders the Securities on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.
With whom may I talk if I have questions about the Exchange Offers?
     If you have questions about the terms of the Exchange Offers, please contact the joint-lead dealer managers. If you have questions regarding the procedures for tendering Securities in the Exchange Offers or require assistance in tendering your Securities, please contact the information and exchange agent. The contact information for the joint-lead dealer managers and the information and exchange agent are set forth on the back cover page of this prospectus. See also “Where You Can Find More Information.”

SUMMARY
     The following summary contains basic information about us and the Exchange Offers. It may not contain all of the information that is important to you and it is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus. You should carefully consider the information contained in and incorporated by reference in this prospectus, including the information set forth under the heading “Risk Factors” in this prospectus. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Cautionary Note for Forward-Looking Statements.”
The Company
     Johnson Controls is a corporation organized under the laws of the State of Wisconsin. We bring ingenuity to the places where people live, work and travel. By integrating technologies, products and services, we create smart environments that redefine the relationships between people and their surroundings. We strive to create a more comfortable, safe and sustainable world through our products and services to millions of vehicles, homes and commercial buildings. Johnson Controls provides innovative automotive interiors that help make driving more comfortable, safe and enjoyable. For buildings, we offer products and services that optimize energy use and improve comfort and security. We also provide batteries for automobiles and hybrid electric vehicles, along with related systems engineering, marketing and service expertise.
     Our building efficiency business is a global market leader in designing, producing, marketing and installing integrated heating, ventilating and air conditioning (HVAC) systems, building management systems, controls, security and mechanical equipment. In addition, the building efficiency business provides technical services, energy management consulting and operations of entire real estate portfolios for the non-residential buildings market. We also provide residential air conditioning and heating systems.
     Our automotive experience business is one of the world’s largest automotive suppliers, providing innovative interior systems through our design and engineering expertise. Our technologies extend into virtually every area of the interior including seating and overhead systems, door systems, floor consoles, instrument panels, cockpits and integrated electronics. Our customers include most of the world’s major automakers.
     Our power solutions business is a leading global supplier of lead-acid automotive batteries for virtually every type of passenger car, light truck and utility vehicle. We serve both automotive original equipment manufacturers and the general vehicle battery aftermarket. We offer Absorbent Glass Mat, nickel-metal-hydride and lithium-ion battery technologies to power hybrid vehicles.
     Our principal executive offices are located at 5757 North Green Bay Avenue, Milwaukee, Wisconsin 53209-4408, and our telephone number is (414) 524-1200.
Purpose of the Exchange Offers
     The purpose of the Exchange Offers is to reduce the amount of our outstanding debt and related ongoing interest expense.
Sources of Payment of the Offer Consideration
     Assuming both Exchange Offers are subscribed in full, we will need approximately $129 million in cash to fund the cash portions of the applicable offer consideration. We will use cash on hand to make these payments. The shares of our common stock to be issued in the Exchange Offers are available from our authorized but unissued shares of common stock.

Summary Terms of the Exchange Offers
     The material terms of the Exchange Offers are summarized below. In addition, we urge you to read the detailed descriptions in the sections of this prospectus entitled “The Exchange Offers,” “Comparison of Rights of Holders of Convertible Notes, Corporate Units and Our Common Stock” and “Description of Our Capital Stock.”

Offeror	Johnson Controls, Inc.

Securities Subject to the Exchange Offers	We are making the Exchange Offers for our 6.50% Convertible Senior Notes due 2012 and our Equity Units, stated amount $50.00 per unit, in the form of Corporate Units. We refer to the Convertible Notes and the Corporate Units subject to the Exchange Offers collectively as the “Securities.”

Convertible Notes Exchange Offer	We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, any and all of our outstanding Convertible Notes for the following consideration per $1,000 principal amount of Convertible Notes: (i) 89.3855 shares of our common stock; (ii) a cash payment of $120.00; and (iii) accrued and unpaid interest on the Convertible Notes to, but excluding, the settlement date, payable in cash.

The Convertible Notes are currently convertible into shares of our common stock at a conversion rate of 89.3855 shares of our common stock per $1,000 principal amount of Convertible Notes, or a conversion price of approximately $11.19 per share of our common stock. The Convertible Notes Exchange Offer allows current holders of Convertible Notes to receive the same number of shares of our common stock as they would receive upon conversion of the Convertible Notes, plus the Convertible Notes Cash Payment and the accrued and unpaid interest.

Corporate Units Exchange Offer	We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, up to 8,550,000 Corporate Units, or 95% of our outstanding Equity Units, for the following consideration per Corporate Unit: (i) 4.8579 shares of our common stock, (ii) a cash payment of $6.50, and (iii) a distribution consisting of the pro rata share of accrued and unpaid interest on the Subordinated Notes to, but excluding, the settlement date, payable in cash. We are not offering to exchange any Equity Units in the form of Treasury Units.

Fractional Shares	We will not issue fractional shares of our common stock in the Exchange Offers. Instead, we will pay cash for all fractional shares on the applicable settlement date based upon the closing price per share of our common stock on the business day immediately preceding the applicable Expiration Date. See “The Exchange Offers — Fractional Shares.”

Proration	The number of Corporate Units validly tendered and not withdrawn that we will accept in the Corporate Units Exchange Offer will be prorated if (a) more than 8,550,000 Corporate Units are tendered or (b) we have concluded based on discussions with the New York Stock Exchange that the Corporate Units are likely to be de-listed as a result of the acceptance by us of all Corporate Units validly tendered and not withdrawn in the Corporate Units Exchange Offer. In the event holders tender more than 8,550,000 Corporate Units, we will accept for purchase not more than 8,550,000 Corporate Units on a pro rata basis among the tendering holders. In addition, if we conclude based on discussions with the New York Stock Exchange that the Corporate Units are likely to be de-listed as a result of our acceptance of all Corporate Units validly tendered and not withdrawn pursuant to the Corporate Units Exchange Offer, we will accept a pro rata number of the Corporate Units tendered in the Corporate Units Exchange Offer to ensure that the Corporate Units continue to be listed on the New York Stock Exchange.

Any Corporate Units tendered but not accepted because of proration will be returned to you at our expense. See “The Exchange Offers — Proration and Priority of Exchanges.”

Accrued and Unpaid Interest on the Convertible Notes	The Convertible Notes Offer Consideration includes accrued and unpaid interest on the Convertible Notes to, but excluding, the settlement date, payable in cash.

Accrued and Unpaid Interest on the Subordinated Notes that are part of the Corporate Units	The Corporate Units Offer Consideration includes a distribution consisting of the pro rata share of accrued and unpaid interest on the Subordinated Notes to, but excluding, the settlement date, payable in cash.

Treasury Units	We are not offering to exchange any Treasury Units. If you own Treasury Units and you wish to participate in the Corporate Units Exchange Offer, you may recreate Corporate Units from your Treasury Units, and then tender the recreated Corporate Units. You may contact the information and exchange agent at the telephone number set forth on the back cover of this prospectus for more information on how to recreate Corporate Units from Treasury Units in order to participate in the Corporate Units Exchange Offer. See “The Exchange Offers—Terms of the Exchange Offers.”

Purpose of Exchange Offers	The purpose of the Exchange Offers is to reduce the amount of our outstanding debt and related ongoing interest expense.

Expiration Date	The Convertible Notes Exchange Offer will expire at 11:59 p.m., New York City time, on September 17, 2009, unless extended or earlier terminated by us, and the Corporate Units Exchange Offer will expire at 5:00 p.m., New York City time, on September 25, 2009, unless extended or earlier terminated by us. We, in our sole discretion, may extend the Expiration Date for either or both Exchange Offers for any purpose, including in order to permit the satisfaction or waiver of any or all conditions to the Exchange Offers. See “The Exchange Offers—Expiration Date; Extension; Termination; Amendment.”

Withdrawal; Non-Acceptance	You may withdraw Convertible Notes tendered in the Convertible Notes Exchange Offer at any time prior to the Expiration Date for the Convertible Notes Exchange Offer, and you may withdraw Corporate Units tendered in the Corporate Units Exchange Offer at any time prior to the Expiration Date for the Corporate Units Exchange Offer. In addition, if not previously returned, you may withdraw any Securities tendered in either Exchange Offer that are not accepted by us for exchange after the expiration of 40 business days after the commencement of the Exchange Offers. To withdraw previously-tendered Securities, you are required to submit a notice of withdrawal to the information and exchange agent in accordance with the procedures described herein and in the letter of transmittal.

If we decide for any reason not to accept any Securities tendered for exchange, the Securities will be returned to the registered holder at our expense promptly after the expiration or termination of the applicable Exchange Offer.

Any withdrawn or unaccepted Securities will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered Convertible Notes, see “The Exchange Offers — Withdrawal Rights.”

Settlement Date	We will issue shares of our common stock and make the related cash payments that are part of the applicable offer consideration in exchange for tendered Securities that are accepted for exchange promptly after the applicable Expiration Date. Settlement of the Corporate Units Exchange Offer will occur on September 30, 2009 after payment of the quarterly cash distributions on the Equity Units for the period ended September 30, 2009 has been made to persons that were holders of record of the Equity Units as of September 15, 2009.

Holders Eligible to Participate in the Exchange Offers	All holders of the Securities, including our executive officers who own Securities, are eligible to participate in the Exchange Offers. See “The Exchange Offers—Terms of the Exchange Offers” and “Interests of Director and Executive Officers”

Conditions to the Exchange Offers	Each Exchange Offer is conditioned upon:
• the effectiveness of the registration statement of which this prospectus forms a part; and

• the other conditions described in “The Exchange Offers — Conditions to the Exchange Offers.”

The Convertible Notes Exchange Offer is not conditioned upon the completion of the Corporate Units Exchange Offer, and the Corporate Units Exchange Offer is not conditioned upon the completion of the Convertible Notes Exchange Offer. Also, the Exchange Offers are not conditioned upon any minimum amount of Convertible Notes or Corporate Units being surrendered for exchange.

Procedures for Tendering Securities	If your Securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in the Exchange Offers, you should contact that registered holder promptly and instruct him, her or it to tender your Securities on your behalf. If you are a DTC participant, you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). See “The Exchange Offers — Procedures for Tendering Securities” and “The Exchange Offers — The Depository Trust Company Book-Entry Transfer.”

For further information on how to tender Securities, contact the information and exchange agent at the telephone number set forth on the back cover of this prospectus or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Amendment and Termination	We have the right to terminate or withdraw, in our sole discretion, an Exchange Offer at any time and for any reason if the conditions to that Exchange Offer are not met by the applicable Expiration Date. We reserve the right, subject to applicable law, (i) to waive any and all of the conditions of an Exchange Offer on or prior to the applicable Expiration Date and (ii) to amend the terms of an Exchange Offer. In the event that an Exchange Offer is terminated, withdrawn or otherwise not consummated on or prior to the applicable Expiration Date, no consideration will be paid or become payable to holders who have properly tendered their Securities pursuant to that Exchange Offer. In any such event, the Securities previously tendered pursuant to that Exchange Offer will be promptly returned to the tendering holders. See “The Exchange Offers—Expiration Date; Extension; Termination; Amendment.”

Consequences of Failure to Exchange Securities	Securities not exchanged in the Exchange Offers will remain outstanding after consummation of the Exchange Offers and will continue to accrue interest or distributions in accordance with their terms. If a sufficiently large aggregate principal amount of Convertible Notes or number of Corporate Units does not remain outstanding after the Exchange Offers, the trading market for the remaining Securities of such class may be less liquid. See “The Exchange Offers — Consequences of Failure to Exchange Securities in the Exchange Offers.”

Material United States Federal Income Tax Considerations	The exchange of Convertible Notes for the Convertible Notes Offer Consideration should be treated as a recapitalization for United States federal income tax purposes. Accordingly, holders of Convertible Notes should not recognize loss but may recognize gain on the exchange for federal income tax purposes. For further discussion see “Material United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to

Participating U.S. Holders — Exchange of Convertible Notes for Common Stock and Cash.”

The exchange of Corporate Units for the Corporate Unit Offer Consideration will be a taxable event for federal income tax purposes, subject to potential non-recognition treatment with respect to the Subordinated Notes that form a part of the Corporate Units under the rules governing recapitalizations. Very generally, gain or loss will be separately calculated with respect to the purchase contract and undivided beneficial ownership interest in the Subordinated Notes comprising each Corporate Unit. The manner in which such gain or loss is calculated, however, is unclear due to the absence of authority addressing the same or substantially similar transactions. For further discussion see “Material United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to Participating U.S. Holders — Exchange of Corporate Units for Common Stock and Cash.”

For a summary of the material U.S. federal income tax considerations of the Exchange Offers, which is based on the opinion of Foley & Lardner LLP, our federal tax counsel, see “Material United States Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax consequences of participating in the Exchange Offers.

Brokerage Commissions	No brokerage commissions are payable by the holders of the Securities to the dealer managers, the information and exchange agent or us. If your Securities are held through a broker or other nominee who tenders the Securities on your behalf, your broker or nominee may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Use of Proceeds	We will not receive any cash proceeds from the Exchange Offers.

No Appraisal Rights	Holders of Convertible Notes and Corporate Units have no appraisal rights in connection with the Exchange Offers.

Risk Factors	Your decision whether to participate in the Exchange Offers and to exchange your Securities for the applicable offer consideration will involve risk. You should be aware of and carefully consider the risk factors set forth in “Risk Factors,” along with all of the other information provided or referred to in this prospectus and the documents incorporated by reference herein, before deciding whether to participate in the Exchange Offers.

Market Trading	The Convertible Notes are not listed for trading on any securities exchange.

The Corporate Units and our common stock are traded on the New York Stock Exchange under the symbols “JCI PrZ” and “JCI,” respectively. The last reported sale price of the Corporate Units and our common stock on September 16, 2009 was $138.43 per unit and $27.48 per share, respectively. We expect that the shares of our common stock to be issued in the Exchange Offers will be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

We urge you to obtain current market information for the Securities before deciding whether to participate in the Exchange Offers.

Dealer Managers	Banc of America Securities LLC and Barclays Capital Inc. are serving as joint-lead dealer managers in connection with the Exchange Offers, and Citigroup Global Markets Inc. is serving as co-dealer manager in connection with the Exchange Offers.

Information and Exchange Agent	Global Bondholder Services Corporation is serving as information and exchange agent in connection with the Exchange Offers.

Further Information	If you have questions about the terms of the Exchange Offers, please contact the joint-lead dealer managers. If you have questions regarding the procedures for tendering Securities in the Exchange Offers or require assistance in tendering your Securities, please contact the information and exchange agent. The contact information for the joint-lead dealer managers and the information and exchange agent are set forth on the back cover page of this prospectus. See also “Where You Can Find More Information.”

RISK FACTORS
     Any investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus and the information incorporated by reference herein, you should consider carefully the following factors relating to us, our common stock and the Exchange Offers before making an investment in the common stock offered hereby. If any of the following events actually occur, our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected, which in turn could adversely affect the trading price of our common stock. You may lose all or part of your original investment.
Risks Related to the Exchange Offers
The price of our common stock recently has been volatile. This volatility may affect the price at which you could sell your common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock.
     The market price for our common stock has varied between a high of $36.52 (in January 2008) and a low of $8.35 (in March 2009) during the period from January 1, 2008 through September 16, 2009. This volatility may affect the price at which you could sell the common stock you receive in the Exchange Offers, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. Our stock price may continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in “—Risks Related to Our Business and Industry”; variations in our quarterly operating results from expectations of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, joint ventures or capital commitments or other material developments.
     In addition, the sale of substantial amounts of our common stock could adversely impact its price. As of June 30, 2009, we had outstanding 595,457,368 shares of our common stock and options to purchase 33,651,164 of our common stock (of which 23,954,578 were exercisable as of that date). We also had outstanding 3,094,925 stock appreciation rights as of June 30, 2009, of which 1,864,312 were exercisable. The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.
Upon consummation of the Exchange Offers, holders who tender their Securities in exchange for the applicable offer consideration will lose their rights under the Securities exchanged in the Exchange Offers, including, without limitation, their rights to future interest or cash distributions and principal payments and their rights as a creditor of the company.
     If you tender your Securities in exchange for the offer consideration pursuant to the Exchange Offers, you will be giving up all of your rights as a holder of those Securities, including, without limitation, your right to future interest or cash distributions and principal payments with respect to the Securities exchanged in the Exchange Offers. You will also cease to be a creditor of the company. Any shares of common stock that are issued upon exchange of the Securities tendered in the Exchange Offers will be, by definition, junior to claims of the company’s creditors which, in turn, are effectively subordinate to the claims of the creditors of the company’s subsidiaries. A holder of Securities participating in the Exchange Offers will become subject to all of the risks and uncertainties associated with ownership of our common stock. These risks may be different from and greater than those associated with holding the Securities.
Future sales of our common stock in the public market could lower the market price for our common stock.
     In the future, we may sell additional shares of our common stock to raise capital or finance acquisitions. In addition, a significant number of shares of our common stock is reserved for issuance upon the exercise of stock options and upon conversion of other outstanding securities. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sale of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.
Wisconsin law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.
     We are a Wisconsin corporation, and the anti-takeover provisions of Wisconsin law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing shareholders. In addition, our board of directors has the power, without shareholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock. The ability of our board of directors to create and issue a new series of preferred stock and certain provisions of Wisconsin law and our restated articles of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock.
The exchange ratios are fixed and will not be adjusted. The market price of our common stock may fluctuate, and you cannot be sure of the market value of the shares of common stock issued in the Exchange Offers.
     Upon completion of the Convertible Notes Exchange Offer, each holder that validly tenders Convertible Notes will receive, for each $1,000 in principal amount of Convertible Notes, 89.3855 shares of our common stock, a cash payment of $120.00 and accrued and unpaid interest on the Convertible Notes to, but excluding, the settlement date for the Convertible Notes Exchange Offer, payable in cash. Upon completion of the Corporate Units Exchange Offer, each holder that validly tenders Corporate Units will receive 4.8579 shares of our common stock, a cash payment of $6.50 and a distribution consisting of the pro rata share of accrued and unpaid interest on the Subordinated Notes to, but excluding, the settlement date for the Corporate Units Exchange Offer, payable in cash. The exchange ratios will not be adjusted due to any increases or decreases in the market price of our common stock, the Convertible Notes or the Corporate Units. The value of the common stock received in the Exchange Offers will depend upon the market price of a share of our common stock on the applicable settlement date. The trading price of the common stock will likely be different on the applicable settlement date than it is as of the date the Exchange Offers commence because of ordinary trading fluctuations as well as changes in our business, operations or prospects, market reactions to the Exchange Offers, general market and economic conditions and other factors, many of which may not be within our control. Accordingly, holders of the Securities will not know the exact market value of our common stock that will be issued in connection with the Exchange Offers.
     We may extend either or both Exchange Offers, during which time the market value of our common stock will fluctuate. See “The Exchange Offers—Expiration Date; Extension; Termination; Amendment.” Promptly following our acceptance of Securities tendered in an Exchange Offer, we will issue the shares of common stock as part of the relevant offer consideration for such Exchange Offer, during which time the market value of our common stock will also fluctuate.
Our board of directors has not made a recommendation as to whether you should tender your Securities in exchange for the applicable offer consideration in the Exchange Offers, and we have not obtained a third-party determination that the Exchange Offers are fair to holders of the Securities.
     Our board of directors has not made, and will not make, any recommendation as to whether holders of the Securities should tender their Securities in exchange for the offer consideration pursuant to the Exchange Offers. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Securities for purposes of negotiating the terms of the Exchange Offers, or preparing a report or making any recommendation concerning the fairness of the Exchange Offers.
The Exchange Offers may not be consummated.
     If each of the conditions to an Exchange Offer is not satisfied or waived, we will not accept any Securities tendered in that Exchange Offer. See “The Exchange Offers—Conditions to the Exchange Offers” for a list of the conditions to the consummation of the Exchange Offers.

The U.S. federal income tax consequences of the exchange of Corporate Units for the Corporate Unit Offer Consideration are not certain.
     The exchange of Corporate Units for the Corporate Unit Offer Consideration will be a taxable event for federal income tax purposes, subject to potential non-recognition treatment with respect to the Subordinated Notes that form a part of the Corporate Units under the rules governing recapitalizations. Very generally, gain or loss will be separately calculated with respect to the purchase contract and undivided beneficial ownership interest in the Subordinated Notes comprising each Corporate Unit. The manner in which such gain or loss is calculated, however, is unclear due to the absence of authority addressing the same or substantially similar transactions. In particular, there is uncertainty as to whether the retirement of the Subordinated Notes that are part of the Corporate Units will qualify for non-recognition treatment under the recapitalization rules. Any gain recognized with respect to the Subordinated Notes will be treated as ordinary interest income.
     For a summary of the material U.S. federal income tax considerations of the Exchange Offers, see “Material United States Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax consequences of participating in the Exchange Offers.
There may be less liquidity in the market for non-tendered Securities, and the market prices for non-tendered Securities may therefore decline.
     If either or both of the Exchange Offers are consummated, the number of outstanding Securities will be reduced, perhaps substantially, which may adversely affect the liquidity of non-tendered Securities of the same class. An issue of securities with a small number available for trading, or float, generally commands a lower price than does a comparable issue of securities with a greater float. Therefore, the market price for Securities that are not validly tendered in the Exchange Offers may be adversely affected. The reduced float also may tend to make the trading prices of the Securities that are not exchanged more volatile.
Risks Related to Our Business and Industry
General Risks
General economic, credit and capital market conditions, including the financial distress in the automotive industry and declines in the residential and commercial construction markets, have adversely affected our recent and current financial performance, and may affect our ability to grow or sustain our businesses and could negatively affect our ability to access the capital markets.
     We compete around the world in various geographic regions and product markets. The global credit crisis and recession have adversely affected, and could continue to adversely affect, each of our three primary businesses. Specifically, subsequent to December 31, 2008, the automotive industry has continued to see further declines as the overall economic environment continues to worsen, with virtually every automobile manufacturer affected, including our top four customers. As we discuss in greater detail in the specific risk factors for each of our businesses that appear below, the financial distress in the automotive industry, the continued declines in the residential construction markets in North America and elsewhere and more recent declines in commercial construction markets have adversely affected and could, if continued, continue to negatively affect our revenues and financial performance in recent, current and future periods, result in future restructuring charges, and adversely impact our ability to grow or sustain our businesses.
     The capital and credit markets provide us with liquidity to operate and grow our businesses beyond the liquidity that operating cash flows provide. The worldwide economic downturn and disruption of the credit markets could reduce our access to capital necessary for our operations and executing our strategic plan. If the current credit market worsens, we may be unable to access commercial paper markets, or our cost of borrowing might significantly increase. If our access to capital were to become significantly constrained or costs of capital increased significantly due to lowered credit ratings, prevailing industry conditions, the volatility of the capital markets or other factors, then our financial condition, results of operations and cash flows could be significantly adversely affected.

We are subject to pricing pressure from our larger customers.
     We face significant competitive pressures in all of our business segments. Because of their purchasing size, our larger customers can influence market participants to compete on price terms. If we are not able to offset pricing reductions resulting from these pressures by improved operating efficiencies and reduced expenditures, those pricing reductions may have an adverse impact on our business.
We are subject to risks associated with our non-U.S. operations that could adversely affect our results of operations.
     We have significant operations in a number of countries outside the United States, some of which are located in emerging markets. Long-term economic uncertainty in some of the regions of the world in which we operate, such as Asia, South America, the Middle East, Central Europe and other emerging markets, could result in the disruption of markets and negatively affect cash flows from our operations to cover our capital needs and debt service.
     In addition, as a result of our global presence, a significant portion of our revenues and expenses is denominated in currencies other than the U.S. dollar. We are therefore subject to foreign currency risks and foreign exchange exposure. Our primary exposures are to the euro, British pound, Japanese yen, Czech koruna, Mexican peso, Swiss franc and Polish zloty. While we employ financial instruments to hedge transactional and foreign exchange exposure, these activities do not insulate us completely from those exposures. Exchange rates have recently been volatile, specifically the weakening of the euro against the U.S. dollar, and have adversely impacted, and could continue to adversely impact, our financial results.
     There are other risks that are inherent in our non-U.S. operations, including the potential for changes in socio-economic conditions, laws and regulations, including import, export, labor and environmental laws, and monetary and fiscal policies, protectionist measures that may prohibit acquisitions or joint ventures, unsettled political conditions and possible terrorist attacks against American interests.
     These and other factors may have a material adverse effect on our non-U.S. operations and therefore on our business and results of operations.
We are subject to regulation of our international operations that could adversely affect our business and results of operations.
     Due to our global operations, we are subject to many laws governing international relations, including those that prohibit improper payments to government officials and restrict where we can do business, what information or products we can supply to certain countries and what information we can provide to a non-U.S. government, including but not limited to the Foreign Corrupt Practices Act and the U.S. Export Administration Act. Violations of these laws, which are complex and oftentimes difficult to interpret and apply, may result in severe criminal penalties or sanctions that could have a material adverse effect on our business, financial condition and results of operations.
We are subject to costly requirements relating to environmental regulation and environmental remediation matters, which could adversely affect our business and results of operations.
     Because of uncertainties associated with environmental regulation and environmental remediation activities at sites where we may be liable, future expenses that we may incur to remediate identified sites could be considerably higher than the current accrued liability on our balance sheet, which could have a material adverse effect on our business and results of operations. As of September 30, 2008, we recorded $44 million for environmental liabilities and $75 million in related conditional asset retirement obligations.
Negative or unexpected tax consequences could adversely affect our results of operations.
     Adverse changes in the underlying profitability and financial outlook of our operations in several jurisdictions could lead to changes in our valuation allowances against deferred tax assets and other tax reserves on our statement of financial position that could materially and adversely affect our results of operations. Additionally, changes in tax laws in the United States or in other countries where we have significant operations could materially affect deferred tax assets and liabilities on our balance sheet and tax expense.
     We are also subject to tax audits by governmental authorities in the United States and in non-U.S. jurisdictions. Negative unexpected results from one or more such tax audits could adversely affect our results of operations.
Legal proceedings in which we are, or may be, a party may adversely affect us.
     We are currently and may in the future become subject to legal proceedings and commercial or contractual disputes. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes with our suppliers, intellectual property matters and employment claims. There exists the possibility that such claims may have an adverse impact on our results of operations that is greater than we anticipate.
A further downgrade in the ratings of our debt could restrict our ability to access the debt capital markets and increase our interest costs.
     Changes in the ratings that rating agencies assign to our debt may ultimately impact our access to the debt capital markets and the costs we incur to borrow funds. If ratings for our debt fall below investment grade, our access to the debt capital markets would become restricted. The tightening in the credit markets and the reduced level of liquidity in many financial markets due to the current turmoil in the financial and banking industries could affect our access to the debt capital markets or the price we pay to issue debt. Historically, we have relied on our ability to issue commercial paper rather than to draw on our credit facility to support our daily operations, which means that a downgrade in our rating or continued volatility in the financial markets causing limitations to the debt capital markets could have an adverse effect on our business or our ability to meet our liquidity needs.
     Additionally, several of our credit agreements generally include an increase in interest rates if the ratings for our debt are downgraded. Further, an increase in the level of our indebtedness may increase our vulnerability to adverse general economic and industry conditions and may affect our ability to obtain additional financing.
We are subject to potential insolvency of insurance carriers.
     We purchase occurrence-based excess liability insurance to cover general and products liability risks. Although we do not currently expect any claims to result in material payments under any of these insurance policies, we are subject to the risk that one or more of the insurers may become insolvent and would be unable to pay a claim that may be made in the future.
We are subject to potential insolvency or financial distress of third parties.
     We are exposed to the risk that third parties to various arrangements who owe us money or goods and services, or who purchase goods and services from us, will not be able to perform their obligations or continue to place orders due to insolvency or financial distress. If third parties fail to perform their obligations under arrangements with us, we may be forced to replace the underlying commitment at current or above market prices or on other terms that are less favorable to us. In such events, we may incur losses, or our results of operations, financial position or liquidity could otherwise be adversely affected.
We may be unable to complete or integrate acquisitions effectively, which may adversely affect our growth, profitability and results of operations.
     We expect acquisitions of businesses and assets to play a role in our company’s future growth. We cannot be certain that we will be able to identify attractive acquisition targets, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Additionally, we may not be successful in integrating acquired businesses into our existing operations and achieving projected synergies. Competition for acquisition opportunities in the various industries in which we operate may rise, thereby increasing our costs of making acquisitions or causing us to refrain from making further acquisitions. These and other acquisition-related factors may negatively and adversely impact our growth, profitability and results of operations.
Automotive Experience Risks
Conditions in the automotive industry have adversely affected and may continue to adversely affect our results of operations.
     Our financial performance depends, in part, on conditions in the automotive industry. In fiscal 2008, our largest customers globally were automobile manufacturers Ford Motor Company (Ford), General Motors Corporation (GM) and Daimler AG. For sales originating in the U.S., our largest customers were Ford, GM and Chrysler LLP (the Detroit 3), and Toyota Motor Corporation, which represented approximately 11% of our consolidated net sales in fiscal 2008. The Detroit 3 have experienced a significant decline in market shares in North America and have announced significant restructuring actions in an effort to improve profitability. The Detroit 3 automotive manufacturers are also burdened with substantial structural costs, such as pension and healthcare costs, that have impacted their profitability and labor relations and may ultimately result in severe financial difficulty, including bankruptcy. In addition, the Detroit 3 and other automakers that sell into North America are experiencing severe difficulties from a weakened economy and tightening credit markets. As a result, we have experienced and may continue to experience additional severe reductions in orders from these customers, incur significant write offs of accounts receivable, incur impairment charges or require additional restructuring actions beyond our current restructuring plans, particularly if any of the Detroit 3 cannot adequately fund their operations, or if other major customers reach a similar level of financial distress. Automakers across Europe are also experiencing difficulties from a weakened economy and tightening credit markets. If our customers reduce their orders to us, it would adversely impact our results of operations. A prolonged downturn in the North American or European automotive industries or a significant change in product mix due to consumer demand could require us to shut down additional plants or incur additional impairment charges. Additionally, we have significant component production for manufacturers of motor vehicles in the U.S., Europe, South America, Japan and other Asia/Pacific Rim countries. Continued uncertainty relating to the financial condition of the Detroit 3 and others in the automotive industry would have a negative impact on our business.
The financial distress of our suppliers could harm our results of operations.
     Automotive industry conditions have adversely affected our supplier base. Lower production levels for some of our key customers, increases in certain raw material, commodity and energy costs and the global credit market crisis has resulted in severe financial distress among many companies within the automotive supply base. Several large suppliers have filed for bankruptcy protection or ceased operations, and other suppliers may file for bankruptcy protection or cease operations. The continuation of financial distress within the supplier base may lead to commercial disputes and possible supply chain interruptions, which in turn could disrupt our production. In addition, the adverse industry environment may require us to provide financial support to distressed suppliers or take other measures to ensure uninterrupted production, which could involve additional costs or risks. If any of these risks materialize, or if these industry conditions continue or worsen, we are likely to incur losses, or our results of operations, financial position or liquidity could otherwise be adversely affected.
Change in consumer demand may adversely affect our results of operations.
     Recent increases in energy costs that consumers incur have resulted, and future increases will result, in shifts in consumer demand away from motor vehicles that typically have higher content that we supply, such as light trucks, cross-over vehicles, minivans and SUVs, to smaller vehicles that have lower content that we supply. The loss of business with respect to, or a lack of commercial success of, one or more particular vehicle models for which we are a significant supplier could reduce our sales and harm our profitability, thereby adversely affecting our results of operations.

We may not be able to successfully negotiate pricing terms with our customers in the automotive experience business, which may adversely affect our results of operations.
     We negotiate sales prices annually with our automotive seating and interiors customers. Cost-cutting initiatives that our customers have adopted generally result in increased downward pressure on pricing. Our customer supply agreements generally require reductions in component pricing over the period of production. Pricing pressures may further intensify, particularly in North America, as the Detroit 3 pursue restructuring and cost cutting initiatives to survive. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our results of operations may be adversely affected. In particular, large commercial settlements with our customers may adversely affect our results of operations or cause our financial results to vary on a quarterly basis.
Volatility in commodity prices may adversely affect our results of operations.
     Commodity prices were highly volatile in the past year. In our two largest markets, North America and Europe, the cost of commodities, primarily steel, fuel, resin and chemicals, increased (net of recoveries through price increases to customers). If commodity prices continue to rise, and if we are not able to recover these cost increases through price increases to our customers, then such increases will have an adverse effect on our results of operations.
The cyclicality of original equipment automobile production rates may adversely affect the results of operations in our automotive experience business.
     Our automotive experience business is directly related to automotive sales and automotive production by our customers. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences. Further economic decline that results in a reduction in automotive production and sales by our automotive experience customers may have a material adverse impact on our results of operations.
A variety of other factors could adversely affect the results of operations of our automotive experience business.
     Any of the following could materially and adversely impact the results of operations of our automotive experience business: the loss of, or changes in, automobile seating and interiors supply contracts or sourcing strategies with our major customers or suppliers; start-up expenses associated with new vehicle programs or delays or cancellations of such programs; underutilization of our manufacturing facilities, which are generally located near, and devoted to, a particular customer’s facility; inability to recover engineering and tooling costs; market and financial consequences of any recalls that may be required on products that we have supplied; delays or difficulties in new product development; the potential introduction of similar or superior technologies; and global overcapacity and vehicle platform proliferation.
Building Efficiency Risks
Our building efficiency business relies to a great extent on contracts and business with U.S. government entities, the loss of which may adversely affect our results of operations.
     Our building efficiency business contracts with government entities and is subject to specific rules, regulations and approvals applicable to government contractors. We are subject to routine audits by the Defense Contract Audit Agency to assure our compliance with these requirements. Our failure to comply with these or other laws and regulations could result in contract terminations, suspension or debarment from contracting with the U.S. federal government, civil fines and damages and criminal prosecution. In addition, changes in procurement policies, budget considerations, unexpected U.S. developments, such as terrorist attacks, or similar political developments or events abroad that may change the U.S. federal government’s national security defense posture may affect sales to government entities.

Volatility in commodity prices may adversely affect our results of operations.
     Commodity prices were highly volatile in the past year, primarily steel, aluminum, copper and fuel costs. Increases in commodity costs negatively impacts the profitability of orders in backlog as prices on those orders are fixed; therefore, we can not adjust for changes in commodity prices. If we are not able to recover commodity cost increases through price increases to our customers on new orders, then such increases will have an adverse effect on our results of operations. Additionally, unfavorability in our hedging programs during a period of declining commodity prices could limit our ability to lower our prices to customers as quickly as our competitors, which could have an adverse effect on our results of operations.
Conditions in the residential and commercial new construction markets may adversely affect our results of operations.
     HVAC equipment sales in the residential and commercial new construction markets correlate to the number of new homes and buildings that are built. The strength of the residential and commercial markets depends in part on the availability of consumer and commercial financing for our customers. As a result of deteriorating economic conditions and the turmoil in the credit markets, there has been a significant decline in the residential housing construction market and construction of new commercial buildings requiring interior control systems has slowed. If these conditions remain as they are today or continue to worsen, it may have an adverse effect on our results of operations and such events could result in potential liabilities or additional costs, including impairment charges, to the company.
A variety of other factors could adversely affect the results of operations of our building efficiency business.
     Any of the following could materially and adversely impact the results of operations of our building efficiency business: loss of, or changes in, building automation or facility management supply contracts with our major customers; cancellation of, or significant delays in, projects in our backlog; delays or difficulties in new product development; the potential introduction of similar or superior technologies; financial instability or market declines of our major or component suppliers; the unavailability of raw materials, primarily steel, copper and electronic components, necessary for production of HVAC equipment; unseasonable weather conditions in various parts of the world; changes in energy costs or governmental regulations that would decrease the incentive for customers to update or improve their interior control systems; increased energy efficiency legislation requirements worldwide; a decline in the outsourcing of facility management services; availability of labor to support growth of our service businesses; and changes in foreign currency rates, which could adversely impact our profit on imported and exported goods.
Power Solutions Risks
We face increasing competition and pricing pressure from other companies in the power solutions business.
     Our power solutions business competes with a number of major domestic and international manufacturers and distributors of lead-acid batteries, as well as a large number of smaller, regional competitors. The North American, European and Asian lead-acid battery markets are highly competitive. The manufacturers in these markets compete on price, quality, technical innovation, service and warranty. If we are unable to remain competitive and maintain market share in the regions and markets we serve, our results of operations may be adversely affected.
Volatility in commodity prices may adversely affect our results of operations.
     Lead is a major component of our lead acid batteries. The price of lead has been highly volatile over the last several years. We attempt to manage the impact of changing lead prices through commercial terms with our customers and commodity hedging programs. Our ability to mitigate the impact of lead price changes can be impacted by many factors, including customer negotiations, inventory level fluctuations and sales volume/mix changes, any of which could have an adverse effect on our results of operations.

     Additionally, other commodity prices were volatile in the past year, primarily fuel, acid and resin. If other commodity prices continue to rise, and if we are not able to recover these cost increases through price increases to our customers, then such increases will have an adverse effect on our results of operations.
Decreased demand from our customers in the automotive industry may adversely affect our results of operations.
     Our financial performance in the power solutions business depends, in part, on conditions in the automotive industry. Sales to OEM’s accounted for approximately 25% of the total net sales of the power solutions business in fiscal 2008. Significant declines in the North American or European automotive production levels have reduced and could continue to reduce our sales and harm our profitability, thereby adversely affecting our results of operations. In addition, if any OEM’s reach a point where they cannot fund their operations, we may incur significant write offs of accounts receivable, incur impairment charges or require additional restructuring actions beyond our current restructuring plans.
A variety of other factors could adversely affect the results of operations of our power solutions business.
     Any of the following could materially and adversely impact the results of operations of our power solutions business: loss of or changes in automobile battery supply contracts with our large original equipment and aftermarket customers; the increasing quality and useful life of batteries or use of alternative battery technologies, both of which may contribute to a growth slowdown in the lead-acid battery market; delays or cancellations of new vehicle programs; market and financial consequences of any recalls that may be required on our products; delays or difficulties in new product development, including nickel-metal-hydride/lithium-ion technology; financial instability or market declines of our customers or suppliers; the increasing global environmental regulation related to the manufacture of lead-acid batteries; and the lack of the development of a market for hybrid vehicles.

USE OF PROCEEDS
     We will not receive any cash proceeds from the Exchange Offers.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth the ratio of earnings to fixed charges for us for each year in the five year period ended September 30, 2008, and for the nine months ended June 30, 2009.

Year ended September 30,					Nine months ended
2004	2005	2006	2007	2008	June 30, 2009
6.1x	5.5x	4.1x	5.0x	4.1x	(A )

(A)	Due to our loss for the nine months ended June 30, 2009, we did not have earnings adequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $338.3 million for the nine months ended June 30, 2009.
     For the purposes of computing this ratio, “earnings” consist of income from continuing operations before income taxes, minority interest in earnings or losses of consolidated subsidiaries and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.
     We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented above.

CAPITALIZATION
     The following table shows our cash and cash equivalents and our consolidated historical capitalization as of June 30, 2009 and as adjusted to give effect to the consummation of the Exchange Offers assuming all outstanding Securities we are offering to exchange in the Exchange Offers are exchanged for the applicable offer consideration, and reflecting the estimated expenses of the Exchange Offers.
     This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements, which are incorporated by reference in this prospectus.

	As of June 30, 2009
	Actual	As Adjusted
	($ in millions)

Cash and cash equivalents	$543	$414

Short term debt	$605	$605
Long-term debt:
6.50% Convertible Notes due 2012	403	—
11.50% Subordinated Notes due 2042(1)	450	23
Other	3,320	3,320

Total long-term debt	4,173	3,343
Shareholders’ equity:
Common stock, $0.01 7/18 per share	8	9
Capital in excess of par value	1,540	3,508
Retained earnings	6,431	6,367
Treasury stock, at cost	(70)	(70)
Accumulated other comprehensive income	318	318

Total shareholders’ equity	8,227	10,132

Total capitalization (including short-term debt)	$13,005	$14,080

(1)	The 11.50% Subordinated Notes due 2042 are a component of the Corporate Units.

SELECTED FINANCIAL DATA
     The following table sets forth selected consolidated financial data for each of the fiscal years ended September 30, 2004 through 2008 and for the nine months ended June 30, 2008 and 2009. The financial data below is only a summary. It should be read in conjunction with our historical consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the annual, quarterly and current reports filed by us with the SEC. See “Where You Can Find More Information.” The historical financial information presented may not be indicative of our future performance.

						Nine months ended
	Year ended September 30,					June 30,
	2008	2007	2006	2005(2)	2004	2009	2008
	($ in millions, except per share data)
Income statement data:
Net sales	$38,062	$34,624	$32,235	$27,479	$24,603	$20,630	$28,755
Gross profit	5,526	5,076	4,429	3,482	3,278	2,406	4,102
Income (loss) from continuing operations before the cumulative effect of a change in accounting principle	979	1,295	1,033	757	767	(638)	963
Income (loss) from continuing operations	979	1,295	1,033	757	767	(638)	963
Net income (loss)	979	1,252	1,028	909	818	(638)	963
Earnings (loss) per share from continuing operations:(1)
Basic	$1.65	$2.19	$1.77	$1.32	$1.36	$(1.07)	$1.62
Diluted	1.63	2.16	1.75	1.30	1.33	(1.07)	1.60
Earnings (loss) per share:(1)
Basic	$1.65	$2.12	$1.76	$1.58	$1.45	$(1.07)	$1.62
Diluted	1.63	2.09	1.74	1.56	1.41	(1.07)	1.60
Dividends per share(1)	$0.52	$0.44	$0.37	$0.33	$0.30	$0.39	$0.39
Weighted average shares: (1)
Basic	593.1	590.6	583.5	575.4	563.1	593.9	593.0
Diluted	601.4	599.2	589.9	582.9	577.8	593.9	601.7
Book value per share						$13.82

Balance sheet data:
Current assets	$10,676	$10,872	$9,264	$7,139	$6,351	$8,739	$11,093
Noncurrent assets	14,311	13,233	12,657	9,005	8,407	13,727	14,150
Total assets	24,987	24,105	21,921	16,144	14,758	22,466	25,243
Current liabilities	9,810	9,920	8,146	6,841	6,421	7,943	9,736
Long-term debt (excluding current portion)	3,201	3,255	4,166	1,577	1,631	4,001	3,247
Total debt	3,944	4,418	4,743	2,342	2,671	4,778	4,129
Long-term liabilities	5,517	5,150	6,291	3,049	3,009	6,094	5,355
Minority interests in equity of subsidiaries	236	128	129	196	122	202	156
Shareholders equity	9,424	8,907	7,355	6,058	5,206	8,227	9,996

(1)	All share and per share amounts reflect a three-for-one common stock split payable October 2, 2007 to shareholders of record on September 17, 2007.

(2)	In December 2005, we acquired York International Corporation, significantly expanding the building efficiency business.

THE EXCHANGE OFFERS
No Recommendation
     NONE OF JOHNSON CONTROLS OR ITS BOARD OF DIRECTORS, THE DEALER MANAGERS OR THE INFORMATION AND EXCHANGE AGENT MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER ANY SECURITIES OR REFRAIN FROM TENDERING SECURITIES IN THE EXCHANGE OFFERS. ACCORDINGLY, YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER SECURITIES IN THE EXCHANGE OFFERS AND, IF SO, THE PRINCIPAL AMOUNT OR NUMBER OF SECURITIES TO TENDER. PARTICIPATION IN THE EXCHANGE OFFERS IS VOLUNTARY, AND YOU SHOULD CAREFULLY CONSIDER WHETHER TO PARTICIPATE. BEFORE YOU MAKE YOUR DECISION. WE URGE YOU TO CAREFULLY READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING THE INFORMATION SET FORTH IN THE SECTION OF THIS PROSPECTUS ENTITLED “RISK FACTORS” AND THE INFORMATION INCORPORATED BY REFERENCE HEREIN. WE ALSO URGE YOU TO CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS IN MAKING YOUR OWN DECISIONS ON WHAT ACTION, IF ANY, TO TAKE IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES.
Purpose of the Exchange Offers
     The purpose of the Exchange Offers is to reduce the amount of our outstanding debt and related ongoing interest expense.
Terms of the Exchange Offers
     We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, any and all of our outstanding Convertible Notes for the following consideration per $1,000 principal amount of Convertible Notes: (i) 89.3855 shares of our common stock; (ii) a cash payment of $120.00; and (iii) accrued and unpaid interest on the Convertible Notes to, but excluding, the settlement date for the Convertible Notes Exchange Offer, payable in cash.
     The Convertible Notes are currently convertible into shares of our common stock at a conversion rate of 89.3855 shares of our common stock per $1,000 principal amount of Convertible Notes, or a conversion price of approximately $11.19 per share of our common stock. The Convertible Notes Exchange Offer allows current holders of Convertible Notes to receive the same number of shares of our common stock as they would receive upon conversion of the Convertible Notes, plus the Convertible Notes Cash Payment and the accrued and unpaid interest.
     We are also offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, up to 8,550,000 Corporate Units, or 95% of our outstanding Equity Units, for the following consideration per Corporate Unit: (i) 4.8579 shares of our common stock, (ii) a cash payment of $6.50, and (iii) a distribution consisting of the pro rata share of accrued and unpaid interest on the Subordinated Notes to, but excluding, the settlement date for the Corporate Units Exchange Offer, payable in cash. We are not offering to exchange any Equity Units in the form of Treasury Units. If we conclude based on discussions with the New York Stock Exchange that the Corporate Units are likely to be de-listed as a result of our acceptance of all Corporate Units validly tendered and not withdrawn pursuant to the Corporate Units Exchange Offer, we will accept a pro rata number of the Corporate Units tendered in the offer to ensure that the Corporate Units continue to be listed on the New York Stock Exchange. See "—Proration and Priority of Exchanges.”
     We are only offering to exchange Convertible Notes and Corporate Units in the Exchange Offers. We are not offering to exchange any Equity Units in the form of Treasury Units. If you own Treasury Units and you desire to participate in the Corporate Units Exchange Offer, you may recreate Corporate Units from your Treasury Units, and then tender the recreated Corporate Units prior to the Expiration Date for the Corporate Units Exchange Offer. Because Treasury securities and notes are issued in integral multiples of $1,000 principal amount, you may make these substitutions only in integral multiples of 20 Treasury Units. You may contact the information and exchange agent at the telephone number set forth on the back cover of this prospectus for more information on how to recreate Corporate Units from Treasury Units in order to participate in the Corporate Units Exchange Offer.

     We will issue shares of our common stock and make the related cash payments that are part of the offer consideration in exchange for tendered Securities that are accepted for exchange promptly after the applicable Expiration Date. We will not issue fractional shares of our common stock in the Exchange Offers. See “—Fractional Shares” below. As used in this prospectus, “settlement date” means the date that shares of our common stock are issued and the other applicable offer consideration is paid upon exchange of the Securities pursuant to the applicable Exchange Offer.
     This prospectus and the letter of transmittal are being sent to all registered holders of Securities. There will be no fixed record date for determining registered holders of Securities entitled to participate in the Exchange Offers. The Convertible Notes may be tendered only in a principal amount of $1,000 and integral multiples of $1,000. There is no minimum number of Corporate Units that is required for tender.
     Any Securities that are accepted for exchange in the Exchange Offers will be cancelled and retired. Securities tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the Exchange Offers. If any tendered Securities are not accepted for exchange and payment because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, all unaccepted Securities will be returned, without expense, to the tendering holder promptly after the applicable Expiration Date.
     Our obligation to accept Securities tendered pursuant to the Exchange Offers is limited by the conditions listed below under “— Conditions to the Exchange Offers.” We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.
     Holders who tender Securities in the Exchange Offers will not be required to pay brokerage commissions or fees to the dealer managers, the information and exchange agent or us. If your Securities are held through a broker or other nominee who tenders the Securities on your behalf, your broker or nominee may charge you a commission for doing so. Additionally, subject to the instructions in the letter of transmittal, holders who tender Securities in the Exchange Offers will not be required to pay transfer taxes with respect to the exchange of Securities. It is important that you read “— Fees and Expenses” and “— Transfer Taxes” below for more details regarding fees and expenses and transfer taxes relating to the Exchange Offers.
     We intend to conduct the Exchange Offers in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Securities that are not exchanged in the Exchange Offers will remain outstanding. See “—Consequences of Failure to Exchange Securities in the Exchange Offers.” Holders of Securities do not have any appraisal or dissenters rights under the such instruments or otherwise in connection with the Exchange Offers.
     We shall be deemed to have accepted for exchange properly tendered Securities when we have given oral or written notice of the acceptance to the information and exchange agent. The information and exchange agent will act as agent for the holders of Securities who tender their Securities in the Exchange Offers for the purposes of receiving the offer consideration from us and delivering the offer consideration to the exchanging holders. We expressly reserve the right to amend or terminate either or both Exchange Offers, and not to accept for exchange any Securities not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “— Conditions to the Exchange Offers.”
Fractional Shares
     We will not issue any fractional shares upon exchange of Securities pursuant to the Exchange Offers. If any fractional share of common stock otherwise would be issuable upon the exchange of any Securities, we shall pay the exchanging holder an amount equal to such fractional share multiplied by the closing price per share of our common stock on the last business day immediately preceding the applicable Expiration Date.
Resale of Common Stock Received Pursuant to the Exchange Offers
     Shares of common stock received by holders of Securities pursuant to the Exchange Offers may be offered for resale, resold and otherwise transferred without further registration under the Securities Act and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act if the holder is not our “affiliate” within the meaning of Rule 144(a)(1) under the Securities Act. Any holder who is our affiliate at the time of the exchange must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws.
Consequences of Failure to Exchange Securities in the Exchange Offers
     Securities that are not exchanged in the Exchange Offers will remain outstanding and continue to be entitled to the rights and benefits their holders have under the instruments governing such Securities. The terms of the Securities will not change as a result of the Exchange Offers.
     The Convertible Notes are not listed on any national securities exchange and there is no established trading market for these notes. The Corporate Units are listed on the New York Stock Exchange, and we do not believe there is a reasonable likelihood that the Corporate Units Exchange Offer will, and it is not the purpose of the Corporate Units Exchange Offer to, either directly or indirectly, cause the Corporate Units to be de-listed from the New York Stock Exchange.
     If a sufficiently large principal amount of Convertible Notes or number of Corporate Units do not remain outstanding after the Exchange Offers, the trading market for the remaining outstanding Securities of such class may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of Securities of such class.
Expiration Date; Extension; Termination; Amendment
     The Convertible Notes Exchange Offer will expire at 11:59 p.m., New York City time, on September 17, 2009, unless extended or earlier terminated by us, and the Corporate Units Exchange Offer will expire at 5:00 p.m., New York City time, on September 25, 2009, unless extended or earlier terminated by us. You may withdraw Securities tendered in an Exchange Offer at any time prior to the applicable Expiration Date. You must validly tender your Securities for exchange in the Exchange Offers on or prior to the applicable Expiration Date to receive the applicable offer consideration. The Expiration Date for each Exchange Offer will be at least 20 business days from the commencement of the Exchange Offers as required by Rule 14e-1(a) under the Exchange Act.
     We reserve the right to extend the period of time that either or both Exchange Offers are open, and delay acceptance for exchange of any Securities, by giving oral or written notice to the information and exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date for such Exchange Offer. During any extension, all Securities previously tendered will remain subject to such Exchange Offer unless properly withdrawn.
     In addition, we reserve the right to:
•	terminate or amend either or both Exchange Offers and not to accept for exchange any Securities not previously accepted for exchange upon the occurrence of any of the events specified below under “— Conditions to the Exchange Offers” that have not been waived by us; and

•	amend the terms of either or both Exchange Offers in any manner permitted or not prohibited by law.
     If we terminate or amend an Exchange Offer, we will notify the information and exchange agent by oral or written notice (with any oral notice to be promptly confirmed in writing) and will issue a timely press release or other public announcement regarding the termination or amendment.
     In the event that an Exchange Offer is terminated, withdrawn or otherwise not consummated on or prior to the applicable Expiration Date, no consideration will be paid or become payable to holders who have properly tendered their Securities pursuant to that Exchange Offer. In any such event, the Securities previously tendered pursuant to that Exchange Offer will be promptly returned to the tendering holders.
     If we make a material change in the terms of an Exchange Offer or the information concerning an Exchange Offer, or waive a material condition of an Exchange Offer, we will promptly disseminate disclosure regarding the changes to such Exchange Offer and extend such Exchange Offer, if required by law, to ensure that it remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

     If we make a change in the principal amount of Convertible Notes or number of Corporate Units sought or the applicable offer consideration, including the number of shares of our common stock or the amount of the cash payments offered in the exchange, we will promptly disseminate disclosure regarding the changes and extend the applicable Exchange Offer, if required by law, to ensure that such Exchange Offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.
Proration and Priority of Exchanges
     The number of Corporate Units validly tendered and not withdrawn that we will accept in the Corporate Units Exchange Offer will be prorated if (a) more than 8,550,000 Corporate Units are tendered or (b) we have concluded based on discussions with the New York Stock Exchange that the Corporate Units are likely to be de-listed as a result of the acceptance by us of all Corporate Units validly tendered and not withdrawn in the Corporate Units Exchange Offer. In the event holders tender more than 8,550,000 Corporate Units, we will accept for purchase not more than 8,550,000 Corporate Units on a pro rata basis among the tendering holders. In addition, if we conclude based on discussions with the New York Stock Exchange that the Corporate Units are likely to be de-listed as a result of our acceptance of all Corporate Units validly tendered and not withdrawn pursuant to the Corporate Units Exchange Offer, we will accept a pro rata number of the Corporate Units tendered in the Corporate Units Exchange Offer to ensure that the Corporate Units continue to be listed on the New York Stock Exchange.
     If, for any reason, proration of tendered Corporate Units is required, we will determine the final proration factor promptly after the Expiration Date of the Corporate Units Exchange Offer. Proration for each holder validly tendering Corporate Units will be based on the ratio of the number of Corporate Units validly tendered by the holder to the total number of Corporate Units validly tendered by all holders. This ratio will be applied to holders tendering Corporate Units to determine the number of such Corporate Units, rounded up or down as nearly as practicable to the nearest whole unit (with amounts of 0.5 and greater being rounded up), that will be purchased from each holder pursuant to the Corporate Units Exchange Offer. Any Corporate Units tendered but not accepted because of proration will be returned to you. We will announce the proration percentage, if proration is necessary, promptly after the Expiration Date of the Corporate Units Exchange Offer.
     Because of the potential difficulty in determining the number of Corporate Units validly tendered and not withdrawn, we do not expect that we will be able to announce the final proration percentage until three to five business days after the Expiration Date of the Corporate Units Exchange Offer. The preliminary results of any proration will be announced by press release promptly after the Expiration Date of the Corporate Units Exchange Offer. Holders may obtain preliminary proration information from the information and exchange agent, and may be able to obtain this information from their brokers. In the event of proration, we anticipate that we will commence exchange of the tendered Securities promptly after the Expiration Date of the Corporate Units Exchange Offer, but no later than five business days after the Expiration Date of the Corporate Units Exchange Offer.
     As described under the heading “Material United States Federal Income Tax Considerations,” holders of Securities may be required to recognize taxable gain if you participate in the Exchange Offers. If you are required to recognize taxable gain, the adjusted basis, if any, you have in the Corporate Units may affect the U.S. federal income tax consequences of the exchange to you. If any of your Corporate Units has an adjusted basis that is different from any of your other Corporate Units, you may wish to designate which of the Corporate Units are to be purchased in the Corporate Units Exchange Offer in the event we are required to prorate. The letter of transmittal provides you the opportunity to designate the order of priority in which Corporate Units are to be purchased if we are required to prorate.
     Any Corporate Units tendered but not accepted because of proration will be returned to you at our expense.
Procedures for Tendering Securities
     We have forwarded to you, along with this prospectus, a letter of transmittal relating to the Exchange Offers. A holder need not submit a letter of transmittal if the holder tenders Securities in accordance with the procedures mandated by DTC’s Automated Tender Offer Program, or ATOP. To tender Securities without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the information and exchange agent must contain your acknowledgment of receipt of, and your agreement to be bound by and to make all of the representations contained in, the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.
     Only a holder of record of Securities may tender Securities in the Exchange Offers. To tender in the Exchange Offers, a holder must:
     (1) either:
•	properly complete, duly sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile together with any other documents required by the letter of transmittal, to the information and exchange agent prior to the applicable Expiration Date; or

•	instruct DTC to transmit on behalf of the holder a computer-generated message to the information and exchange agent in which the holder of the Securities acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message shall be received by the information and exchange agent for the Convertible Notes prior to 11:59 p.m., New York City time, on the Expiration Date for the Convertible Notes Exchange Offer, and for the Corporate Units prior to 5:00 p.m., New York City time, on the Expiration Date for the Corporate Units Exchange Offer, according to the procedure for book-entry transfer described below; and

     (2) deliver to the information and exchange agent prior to the applicable Expiration Date confirmation of book-entry transfer of your Securities into the information and exchange agent’s account at DTC pursuant to the procedure for book-entry transfers described below.
     To be tendered effectively, the information and exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth on the back cover of this prospectus before applicable Expiration Date. To receive confirmation of valid tender of Securities, a holder should contact the information and exchange agent at the telephone number listed on the back cover of this prospectus.
     The tender of Securities by a holder that is not withdrawn prior to the applicable Expiration Date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.
     If the letter of transmittal or any other required documents are physically delivered to the information and exchange agent, the method of delivery is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the information and exchange agent before the applicable Expiration Date. Holders should not send the letter of transmittal to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.
     Any beneficial owner whose Securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf.
     If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the Securities.
     A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the Securities are tendered:
•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

     If the letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.
     We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Securities. Our determination will be final and binding. We reserve the absolute right to reject any Securities not properly tendered or any Securities the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Securities. Our interpretation of the terms and conditions of the Exchange Offers, including the instructions in the letter of transmittal, will be final and binding on all parties.
     Unless waived, any defects or irregularities in connection with tenders of Securities must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Securities, neither we, the dealer managers, the information and exchange agent nor any other person will incur any liability for failure to give notification. Tenders of Securities will not be deemed made until those defects or irregularities have been cured or waived. Any Securities received by the information and exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the information and exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the applicable Expiration Date.
     In all cases, we will accept Securities for exchange pursuant to the Exchange Offers only after the information and exchange agent timely receives:
•	a timely book-entry confirmation that Securities have been transferred into the information and exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.
     Holders should receive copies of the letter of transmittal with the prospectus. A holder may obtain additional copies of the letter of transmittal from the information and exchange agent at its offices listed on the back cover of this prospectus.
The Depository Trust Company Book-Entry Transfer
     The information and exchange agent has established accounts with respect to the Convertible Notes and Corporate Units at DTC for purposes of the Exchange Offers.
     The information and exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize DTC’s ATOP procedures to tender Securities. Any participant in DTC may make book-entry delivery of Securities by causing DTC to transfer the Securities into the information and exchange agent’s relevant account in accordance with DTC’s ATOP procedures for transfer.
     However, the exchange for the Securities so tendered will be made only after a book-entry confirmation of such book-entry transfer of Securities into the information and exchange agent’s account, and timely receipt by the information and exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the information and exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering Securities that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

No Guaranteed Delivery
     There are no guaranteed delivery procedures provided for by us in conjunction with the Exchange Offers. Holders of Securities must timely tender their Securities in accordance with the procedures set forth herein.
Withdrawal Rights
     You may withdraw your tender of Convertible Notes at any time before 11:59 p.m., New York City time, on the Expiration Date for the Convertible Notes Exchange Offer. Additionally, you may withdraw your tender of Corporate Units at any time before 5:00 p.m., New York City time, on the Expiration Date for the Corporate Units Exchange Offer. In addition, if not previously returned, you may withdraw Securities that you tender that are not accepted by us for exchange after expiration of 40 business days from the commencement of the Exchange Offers. For a withdrawal to be effective, the information and exchange agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the applicable Expiration Date. Any notice of withdrawal must:
•	specify the name of the person that tendered the Securities to be withdrawn;

•	identify the Securities to be withdrawn, including the certificate number or numbers;

•	specify the principal amount or number of units to be withdrawn;

•	include a statement that the holder is withdrawing its election to have the Securities exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Securities were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture for the Convertible Notes or the purchase contract agent for the Corporate Units register the transfer of such Securities into the name of the person withdrawing the tender; and

•	specify the name in which any of the Securities are to be registered, if different from that of the person that tendered the Securities.
     Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Securities or otherwise comply with DTC’s procedures.
     Any Securities withdrawn will not have been validly tendered for exchange for purposes of the Exchange Offers. Any Securities that have been tendered for exchange but which are not exchanged for any reason will be credited to an account with DTC specified by the holder, promptly after withdrawal, rejection of tender or termination of the Exchange Offers. Properly withdrawn Convertible Notes may be re-tendered by following one of the procedures described under “— Procedures for Tendering Securities” above at any time on or before 11:59 p.m., New York City time, on the Expiration Date for the Convertible Notes Exchange Offer. Properly withdrawn Corporate Units may be re-tendered by following one of the procedures described under “— Procedures for Tendering Securities” above at any time on or before 5:00 p.m., New York City time, on the Expiration Date for the Corporate Units Exchange Offer.
Acceptance of Securities for Exchange; Delivery of Offer Consideration
     Upon satisfaction or waiver of all of the conditions to each Exchange Offer, and subject to the maximum number of Corporate Units subject to the Corporate Units Exchange Offer and the proration procedures described under “—Proration and Priority of Exchanges,” we will promptly accept the Securities properly tendered that have not been withdrawn pursuant to such Exchange Offer and will pay the applicable offer consideration in exchange for such Securities promptly after the acceptance. Please refer to the section in this prospectus entitled “— Conditions to the Exchange Offers” below. For purposes of the Exchange Offers, we will be deemed to have accepted properly tendered Securities for exchange when we give notice of acceptance to the information and exchange agent.
     In all cases, we will pay the applicable offer consideration in exchange for Securities that are accepted for exchange pursuant to the Exchange Offers only after the information and exchange agent timely receives a book-entry confirmation of the transfer of the Securities into the information and exchange agent’s account at DTC, and a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.
     We will not be liable for any interest as a result of a delay by the information and exchange agent or DTC in distributing the applicable offer consideration in the Exchange Offers.
Conditions to the Exchange Offers
     Notwithstanding any other provision of the Exchange Offers to the contrary, each Exchange Offer is subject to the following condition that we may not waive: the registration statement of which this prospectus forms a part shall have become effective and no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC.
     In addition, we will not be required to accept for exchange, or to pay the applicable offer consideration in exchange for, any Securities and may terminate or amend each Exchange Offer, by oral or written notice (with any oral notice to be promptly confirmed in writing) to the information and exchange agent, followed by a timely press release, at any time before accepting any of the Securities for exchange, if, in our reasonable judgment:
•	there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offers, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Exchange Offers or materially impair the contemplated benefits to us (as set forth under “—Purpose of the Exchange Offers”) of the Exchange Offers;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the Exchange Offers or materially impair the contemplated benefits to us of the Exchange Offers, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs; or

•	there shall have occurred:
•	any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets;

•	any material adverse change in the price of our common stock in U.S. securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

•	any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or

•	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.
     Furthermore, we will not be required to accept for exchange, or to pay the applicable offer consideration in exchange for, any Corporate Units and may terminate or amend the Corporate Units Exchange Offer, by oral or written notice (with any oral notice to be promptly confirmed in writing) to the information and exchange agent, followed by a timely press release, at any time before accepting any of the Corporate Units for exchange, if the New York Stock Exchange shall have informed us that the Corporate Units are reasonably likely to be de-listed as a result of our acceptance of the Corporate Units validly tendered in the Corporate Units Exchange Offer.
     The New York Stock Exchange will consider de-listing the outstanding Corporate Units if, following the exchange, the number of publicly-held Corporate Units is less than 100,000, the number of holders of Corporate Units is less than 100, the aggregate market value of the Corporate Units is less than $1 million or for any other reason based on the suitability for the continued listing of the Corporate Units in light of all pertinent facts as determined by the New York Stock Exchange. In the event that a significant number of holders tender their Corporate Units or a significant number of the Corporate Units are tendered in the Corporate Units Exchange Offer such that we conclude based on discussions with the New York Stock Exchange that acceptance of the tendered Corporate Units in the Corporate Units Exchange Offer is likely to result in de-listing, we may accept a pro rata number of the Corporate Units tendered in order to ensure that the Corporate Units continue to be listed on the New York Stock Exchange. If the Corporate Units are likely to be de-listed, we will prorate the Corporate Units Exchange Offer to ensure that the Corporate Units remain listed on the New York Stock Exchange. If we decide to prorate the Corporate Units Exchange Offer such that we will only accept an aggregate number of Corporate Units that is lower than the 8,550,000 Corporate Units that we are currently seeking to exchange, we will extend the Corporate Units Exchange Offer for a period of ten business days and provide holders with notice of such extension as described under “—Expiration Date; Extension; Termination; Amendment.”
     In addition, our obligation to issue the common stock and pay the cash portion of the applicable offer consideration is conditioned upon our acceptance of Securities pursuant to the applicable Exchange Offer.
     We expressly reserve the right to amend or terminate either or both Exchange Offers and to reject for exchange any Securities not previously accepted for exchange, upon the occurrence of any of the conditions of such Exchange Offer specified above. In addition, we expressly reserve the right, at any time or at various times, to waive any of the conditions of either or both Exchange Offers, in whole or in part, except as to the requirement that the registration statement be declared effective by the SEC, which condition we will not waive. We will give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the information and exchange agent as promptly as practicable, followed by a timely press release.
     These conditions are for our sole benefit, and we may assert them or waive them in whole or in part in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times with respect to an Exchange Offer on or prior to the expiration of such Exchange Offer.
     All conditions to an Exchange Offer must be satisfied or waived prior to the expiration of such Exchange Offer. The Convertible Notes Exchange Offer is not conditioned upon the completion of the Corporate Units Exchange Offer, and the Corporate Units Exchange Offer is not conditioned upon the completion of the Convertible Notes Exchange Offer. In addition, the Exchange Offers are not conditioned upon any minimum principal amount of Convertible Notes or number of Corporate Units being tendered for exchange.

Market and Trading Information
     The Convertible Notes are not listed on any securities exchange. The Corporate Units are listed on the New York Stock Exchange under the symbol “JCI PrZ.” The following table sets forth, for the period indicated, the reported high and low closing prices in U.S. dollars for the Corporate Units since their original issuance in March 2009.

	Price Per
	Corporate Unit
	High	Low
Fiscal 2009
Second quarter (from March 18)	$67.02	$56.40
Third quarter	110.26	69.43
Fourth quarter (through September 16)	138.43	99.38
Source and Amount of Funds
     Assuming the Exchange Offers are fully subscribed, we will need approximately $129 million in cash to fund the cash portions of the applicable offer consideration. We will use cash on hand to make these payments. The shares of our common stock to be issued in the Exchange Offers are available from our authorized but unissued shares of common stock.
Fees and Expenses
     We will bear the fees and expenses of soliciting tenders for the Exchange Offers, and tendering holders of Securities will not be required to pay any of our expenses of soliciting tenders in the Exchange Offers, including any fee or commission payable to the dealer managers and the fees of the information and exchange agent. We will also reimburse the dealer managers and the information and exchange agent for reasonable out-of-pocket expenses, and we will indemnify each of the information and exchange agent and the dealer manager against certain liabilities and expenses in connection with the Exchange Offers, including liabilities under the federal securities laws. The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by the dealer managers as well as by our officers and other employees.
     If a tendering holder participates in the Exchange Offers through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions to such third party.
Transfer Taxes
     We will pay all transfer taxes, if any, applicable to the exchange of Securities pursuant to the Exchange Offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:
•	certificates representing Securities not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Securities tendered;

•	shares of common stock are to be delivered to, or issued in the name of, any person other than the registered holder of the Securities;

•	tendered Securities are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Securities under the Exchange Offers.
     If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Future Purchases
     Following completion of the Exchange Offers, we may repurchase additional Securities that remain outstanding in the open market, in privately negotiated transactions, tender or exchange offers or otherwise. Future purchases of Securities that remain outstanding after the Exchange Offers may be on terms that are more or less favorable than the Exchange Offers. However, Exchange Act Rule 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any Securities other than pursuant to the Exchange Offers until ten business days after the applicable Expiration Date, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.
No Appraisal Rights
     No appraisal or dissenters’ rights are available to holders of Securities under applicable law in connection with the Exchange Offers.
Compliance With Securities Laws
     We are making the Exchange Offers to all holders of outstanding Securities. We are not aware of any jurisdiction in which the making of the Exchange Offers is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the Exchange Offers would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Exchange Offers will not be made to, nor will tenders of Securities be accepted from or on behalf of, the holders of Securities residing in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Exchange Offers to be made by a licensed broker or dealer, the Exchange Offers will be deemed to be made on our behalf by the dealer managers or one or more registered brokers or dealers licensed under the laws of that jurisdiction.
     No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of our shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares of common stock in any jurisdiction where action for that purpose is required. Accordingly, our shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisement in connection with our shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Exchange Offers, the distribution of this prospectus, and the resale of the shares of common stock.
United Kingdom
     This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
European Economic Area
     In relation to each Member State of the European Economic Area, the EU plus Iceland, Norway and Liechtenstein, which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:
•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
Schedule TO
     Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the Exchange Offers. Such Schedule TO, including the exhibits and any amendment thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption “Where You Can Find More Information” and “Incorporation by Reference.”
Accounting Treatment
     We will derecognize the net carrying amount of exchanged Convertible Notes and the Subordinated Notes that are a component of exchanged Corporate Units and recognize common stock and paid-in capital for the shares of common stock issued in connection with the Exchange Offers. We will also recognize an expense for the cash payments and the fees and expenses related to the Exchange Offers. If the Exchange Offers are fully subscribed, we would expect to record debt exchange expense of approximately $14 million, including fees and expenses related to the Exchange Offers. See “Capitalization.”

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
     Our common stock is listed on the New York Stock Exchange under the symbol “JCI.” The following table sets forth on a per share basis the high and low sales prices for consolidated trading in our common stock as reported on the New York Stock Exchange and dividends for the quarters indicated. The closing price of a share of our common stock on September 16, 2009 was $27.48.

	Price Range of
	Common Stock		Dividend Declared
	High	Low	per Share
Fiscal 2007
First quarter	$29.48	$23.84	$0.11
Second quarter	33.22	28.09	0.11
Third quarter	39.25	31.35	0.11
Fourth quarter	43.07	33.17	0.11
Fiscal 2008
First quarter	44.46	35.15	0.13
Second quarter	36.52	29.47	0.13
Third quarter	36.49	28.57	0.13
Fourth quarter	36.00	26.00	0.13
Fiscal 2009
First quarter	30.01	13.65	0.13
Second quarter	19.64	8.35	0.13
Third quarter	22.65	11.78	0.13
Fourth quarter (through September 16)	27.65	19.43	0.13
     The number of registered shareholders of our common stock at June 30, 2009, was 46,775. Our board of directors expects to continue our policy of paying regular cash dividends, in its discretion and in light of all relevant factors, although there is no assurance as to future dividends because they are dependent on our future earnings, capital requirements and financial condition.

COMPARISON OF RIGHTS OF HOLDERS OF CONVERTIBLE NOTES,
CORPORATE UNITS AND OUR COMMON STOCK
     The following is a description of the material differences between the rights of holders of Convertible Notes, Corporate Units and common stock. This summary may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the documents incorporated by reference, for a more complete understanding of the differences between being a holder of Convertible Notes or Corporate Units and being a holder of shares of our common stock.
Ranking
     Convertible Notes: The Convertible Notes are unsecured, senior obligations of Johnson Controls. The payment of the principal of, and interest on, the Convertible Notes ranks equally in right of payment with our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any of our existing and future subordinated indebtedness. The Convertible Notes are effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness. Additionally, the Convertible Notes are effectively subordinated to all existing and future indebtedness of our subsidiaries.
     Corporate Units: The Subordinated Notes that are a part of the Corporate Units are unsecured, subordinated obligations of Johnson Controls. The payment of the principal of, and interest on, the Subordinated Notes ranks junior in right of payment to our existing and future senior indebtedness, as defined in the indenture governing the Subordinated Notes. The Subordinated Notes are also effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness and to all existing and future indebtedness of our subsidiaries.
     Common Stock: The common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of Johnson Controls to all indebtedness and any preferred stock we may issue.
Dividends/Distributions
     Convertible Notes: Holders of Convertible Notes are entitled to receive interest at the rate of 6.50% per year, payable semiannually in arrears on March 31 and September 30 of each year.
     Corporate Units: Holders of Corporate Units are entitled to receive cash distributions consisting of their pro rata share of interest payments on the Subordinated Notes attributable to the undivided beneficial ownership interest in the Subordinated Notes, initially equivalent to the rate of 11.50% per year and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. The interest rate of the Subordinated Notes may be reset in connection with a remarketing. The reset rate may be higher or lower than the initial interest rate of the Subordinated Notes depending on the results of the remarketing and market conditions at that time. Prior to March 31, 2012, we may elect at one or more times to defer payment of interest on the notes for one or more consecutive interest periods. In addition, holders of Corporate Units may be entitled to receive certain remarketing proceeds in the future.
     Holders of Corporate Units also have the option to convert their Corporate Units to Treasury Units by substituting, for the related undivided beneficial ownership interest in the Subordinated Notes held by the collateral agent, a beneficial ownership interest in a zero-coupon U.S. Treasury security with a principal amount at maturity of $1,000 that matures on March 31, 2012, with a total principal amount at maturity equal to the aggregate principal amount of the Subordinated Notes underlying the undivided beneficial ownership interests in Subordinated Notes for which substitution is being made. For holders of Corporate Units who have converted their Corporate Units to Treasury Units, there will be no distributions in respect of the U.S. Treasury securities that are a component of the Treasury Units, but the holders of the Treasury Units are entitled to continue to receive the scheduled quarterly interest payments on the Subordinated Notes that were released to them when the Treasury Units were created for as long as they hold the Subordinated Notes.
     Common Stock: Holders of common stock are entitled to dividends as may be declared from time to time by the board of directors from funds available therefor.

Listing
     Convertible Notes: The Convertible Notes are not listed on any securities exchange.
     Corporate Units: The Corporate Units are currently listed on the New York Stock Exchange under the symbol “JCI PrZ.”
     Common Stock: Our common stock is listed on the New York Stock Exchange under the symbol “JCI.”
Voting Rights
     Convertible Notes: Holders of the Convertible Notes have no voting or other rights in respect of the common stock issuable upon conversion of the Convertible Notes.
     Corporate Units: Holders of the Corporate Units have no voting or other rights in respect of the common stock underlying the purchase contracts.
     Common Stock: Each share of our common stock entitles the holder thereof to one vote on all matters, including the election of directors, and, except as otherwise required by law or provided in series of preferred stock we may issue, the holders of the shares of common stock will possess all voting power.
Conversion or Exchange
     Convertible Notes: Holders of the Convertible Notes may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the September 30, 2012 maturity date of the Convertible Notes. The conversion rate, which is subject to anti-dilution adjustments, is 89.3855 shares of our common stock per $1,000 principal amount of Convertible Notes.
     Corporate Units: Each purchase contract that is part of a Corporate Unit obliges its holder to purchase for $50.00 in cash, and for us to sell, on March 31, 2012, which we refer to as the “purchase contract settlement date,” or upon early settlement, a number of shares of our common stock equal to the settlement rate. The settlement rate, which is subject to anti-dilution adjustments, would be calculated as follows:
•	if the “applicable market value” of our common stock is equal to or greater than $10.29, which we refer to as the “threshold appreciation price,” the settlement rate will be 4.8579 shares of our common stock;

•	if the applicable market value of our common stock is less than the threshold appreciation price but greater than $8.95, which we refer to as the “reference price,” the settlement rate will be a number of shares of our common stock equal to $50 divided by the applicable market value; and

•	if the applicable market value of our common stock is less than or equal to the reference price, the settlement rate will be 5.5866 shares of our common stock.
     The “applicable market value” of our common stock means the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date. The reference price, threshold appreciation price and settlement rate are subject to anti-dilution adjustments.
     Subject to certain conditions, a holder of Corporate Units may settle the related purchase contracts with separate cash at any time on or prior to the seventh business day immediately preceding the purchase contract settlement date. Upon such settlement, (1) the settlement rate will be 4.8579 shares of common stock per Corporate Unit, subject to anti-dilution adjustments, and (2) the Subordinated Notes underlying such Corporate Units and securing such purchase contracts will be released from the pledge under the purchase contract and pledge agreement, and delivered within three business days following the date of early settlement to the purchase contract agent for delivery to the holder of Corporate Units. If the purchase contract is not settled with a separate cash payment, the purchase contract will be settled using the proceeds of the remarketing of the related Subordinated Notes or a put of the Subordinated Notes to us.
     In addition, if a fundamental change occurs (as defined below) prior to the purchase contract settlement date, then each holder of a purchase contract will have the right, on the “fundamental change early settlement date” (which date will be at least ten days after the date of written notice by us, but which will in no event be later than the fifth business day immediately preceding the purchase contract settlement date), to accelerate and settle such contract early at the “fundamental change early settlement rate” (as defined in the purchase contract and pledge agreement for the Corporate Units). A “fundamental change” will be deemed to have occurred if any of the following occurs:
(1)	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity (other than in connection with a consolidation, merger or other transaction described in clause (2) below, in which case clause (2) shall apply); or

(2)	we are involved in a consolidation with or merger into any other person, or any merger of another person into us, or any transaction or series of related transactions (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock), in each case in which 90% or more of our common stock is exchanged for or converted into securities, cash or other property, 10% or more of which consists of securities, cash or other property that is not (or will not be immediately upon the effectiveness of such consolidation, merger or transaction) common stock listed on the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market; or

(3)	our common stock ceases to be listed or quoted on the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (other than in connection with a consolidation, merger or other transaction described in clause (2) above, in which case clause (2) shall apply); or

(4)	our shareholders vote for our liquidation, dissolution or termination.
     Common Stock: Our common stock is not convertible into any other security.
Governing Document
     Convertible Notes: The rights of holders of Convertible Notes currently are set forth in, and you may enforce your rights under, the indenture and supplemental indenture relating to the Convertible Notes.
     Corporate Units: The rights of holders of Corporate Units currently are set forth in, and you may enforce your rights under, the purchase contract and pledge agreement relating to the purchase contract and the indenture and supplemental indenture relating to the Subordinated Notes.
     Common Stock: After completion of the Exchange Offers, holders of shares of our common stock will have their rights set forth in, and may enforce their rights under, Wisconsin Business Corporation Law and our restated articles of incorporation and bylaws, as amended.

EFFECTS OF THE EXCHANGE OFFERS ON THE MARKET FOR THE SECURITIES;
NEW YORK STOCK EXCHANGE LISTING
     The Convertible Notes are not listed on any securities exchange. The Corporate Units are listed on the New York Stock Exchange. Although the Corporate Units may be held by fewer persons after the completion of the Corporate Units Exchange Offer, we have structured the Corporate Units Exchange Offer with the intent of avoiding de-listing of the Corporate Units and do not plan to take any action following the Corporate Units Exchange Offer to cause the de-listing of the Corporate Units from the New York Stock Exchange or to terminate the registration of the Corporate Units under the Exchange Act. See “The Exchange Offers—Conditions to the Offer.”
     If a sufficiently large principal amount of Convertible Notes or number of Corporate Units do not remain outstanding after the Exchange Offers, the trading market for the remaining outstanding Securities of such class may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of Securities of such class.

DESCRIPTION OF OUR CAPITAL STOCK
     The following description of our capital stock summarizes general terms and provisions that apply to our capital stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our restated articles of incorporation and our bylaws, as amended, which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
     We are authorized to issue up to 1,802,000,000 shares of capital stock, 1,800,000,000 of which are shares of common stock, par value $0.01 7/18 per share, and 2,000,000 shares of which are preferred stock, par value $1.00 per share. As of June 30, 2009, there were 595,457,368 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding. Shares of our common stock are listed on the New York Stock Exchange under the symbol “JCI.”
Common Stock
Preemptive Rights
     Our common shareholders do not have any preemptive rights except as the board of directors may otherwise determine.
Dividends
     After all dividends on all of our preferred stock outstanding have been paid or declared and set apart for payment, the holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors, in its discretion, out of funds legally available therefor.
Liquidation or Dissolution
     In the event of a liquidation, dissolution or winding up of our affairs, holders of our common stock are entitled to share ratably in the distribution of our assets that remain after provision for payment of all liabilities to creditors and payment of liquidation preferences and accrued dividends, if any, to our preferred shareholders.
Voting Rights and Extraordinary Transactions
     Our common shareholders are entitled to one vote for each share of common stock held on all matters on which our shareholders are entitled to vote, and our common shareholders vote together share for share with our preferred shareholders as one class, except as otherwise provided by law or as determined by our board of directors at the time it establishes a series of preferred stock.
     Provisions of our articles of incorporation and bylaws might discourage some types of transactions that involve an actual or threatened change of control. Our articles of incorporation provide that, subject to specified exceptions, the affirmative vote or consent of the holders of four-fifths of all classes of our capital stock, considered as one class, is required (1) for the adoption of any agreement for the merger or consolidation of us with or into any other corporation or (2) to authorize any sale, lease, exchange, mortgage, pledge or other disposition of all or any substantial part of our assets to, or any sale, lease, exchange, mortgage, pledge, other disposition to us in exchange for our securities or any assets of, any other corporation, person or other entity, if, in either case, the other corporation, person or entity is the beneficial owner, directly or indirectly, of more than 10% of our outstanding capital stock. Any corporation, person or other entity will be deemed to be the beneficial owner of all shares of our capital stock which are beneficially owned, directly or indirectly, by it and its affiliates and associates, and which it and its affiliates and associates have the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise.

     The provisions of our articles of incorporation requiring a four-fifths vote are not applicable to (1) any merger or consolidation of us with or into any other corporation, or any sale, lease, exchange, mortgage, pledge or other disposition of all or any substantial part of our assets to, or any sale, lease, mortgage, pledge or other disposition to us in exchange for our securities or any assets of, any other corporation, person or other entity, if our board of directors by resolution has approved a memorandum of understanding with the other corporation, person or other entity, with respect to and substantially consistent with the proposed transaction, prior to the time the other corporation, person or other entity has become a beneficial owner of more than 10% of our outstanding capital stock or (2) any merger or consolidation of us with, or any sale, lease, exchange, mortgage, pledge or other disposition to as of any assets of, any corporation of which a majority of the outstanding capital stock is held by us.
     No amendment to our articles of incorporation may amend, alter, change or repeal any of the provisions of our articles of incorporation requiring a four-fifths vote unless the amendment effecting the amendment, alteration, change or repeal receives the affirmative vote or consent of the holders of four-fifths of all of our capital stock, considered as one class.
     Provisions of Wisconsin law might also discourage some types of transactions that involve an actual or threatened change of control of Johnson Controls. Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law contain limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations, including Johnson Controls, and a significant stockholder, unless the board of directors of the corporation approves the business combination or the stockholder’s acquisition of shares before the shares are acquired. Similarly, Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to specified business combinations unless minimum price and procedural requirements are met. Following the commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on specified share repurchases effected at a premium to the market and on specified asset sales by the corporation unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.
     Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of Wisconsin corporations, including Johnson Controls, held by any person or persons acting as a group in excess of 20% of the voting power of the corporation is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the corporation or in specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.
Number and Tenure of Board of Directors; Special Meetings
     As of July 31, 2009, our bylaws provide that our board of directors is composed of not less than nine nor more than thirteen directors divided into three classes, consisting of three to four members each, depending on the size of the board of directors. A director may be removed from office by shareholders prior to the expiration of his or her term, but only:
•	at a special meeting called for the purpose of removing the director;

•	by the affirmative vote of two-thirds of the outstanding shares entitled to vote for the election of the director; and

•	for cause, but if the board of directors, by resolution adopted by the affirmative vote of at least two-thirds of the directors then in office plus one director, recommends removal of a director, then the shareholders may remove the director without cause by the vote described in the two clauses above.
     A special meeting of shareholders may be called only by the chairman of the board of directors, the vice chairman of the board of directors, the president or the board of directors, and will be called by the chairman of the board of directors or the president upon the demand of shareholders representing at least 10% of all of the votes entitled to be cast at the special meeting.

     The affirmative vote of (1) shareholders possessing at least four-fifths of the voting power of the outstanding shares of all classes of our capital stock, considered as one class (subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation) or (2) at least two-thirds of the directors then in office plus one director, is required to amend, alter, change or repeal the provisions of the bylaws relating to the number and tenure of members of our board of directors.
Preferred Stock
General
     Our articles of incorporation authorize our board of directors to issue shares of preferred stock in one or more series and with rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as may be designated by our board of directors without any further vote or action by our shareholders, provided that the aggregate liquidation preference of all shares of preferred stock outstanding may not exceed $100,000,000. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Johnson Controls.
     The specific terms of a particular series of preferred stock offered pursuant to this prospectus will be described in the prospectus supplement and/or other offering material relating to that series. The related prospectus supplement and/or other offering material will contain a description of material United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock described in the prospectus supplement and/or other offering material.
     The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by articles of amendment to the articles of incorporation relating to that series. A prospectus supplement and/or other offering material, relating to each series, will specify the terms of the preferred stock as follows:
•	the maximum number of shares to constitute, and the designation of, the series;

•	the annual dividend rate, if any, on shares of the series, whether the rate is fixed or variable or both, and the date or dates from which dividends will begin to accrue or accumulate;

•	the price at and the terms and conditions on which the shares of the series may be redeemed;

•	the liquidation preference, if any, that the holders of shares of the series would be entitled to receive upon the liquidation, dissolution or winding up of our affairs;

•	whether or not the shares of the series will be subject to operation of a retirement or sinking fund, and, if so, the extent and manner in which that fund would be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of the fund;

•	the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of common stock, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same and whether that conversion is mandatory or optional; and

•	the voting rights, if any, of the shares of the series.
Dividends
     The holders of our preferred stock will be entitled to receive dividends at the rate per year set by our board of directors, payable quarterly on the last day of March, June, September, and December in each year for the respective calendar quarter ending on those dates, when and as declared by our board of directors. Dividends will accrue on each share of preferred stock from the first day of each quarterly dividend period in which the share is issued or from another date as our board of directors may fix for that purpose. All dividends on preferred stock will be cumulative so that if we do not pay or set apart for payment the dividend, or any part thereof, for any dividend period on the preferred stock then issued and outstanding, the unpaid portion of the dividend will thereafter be fully paid or declared and set apart for payment, but without interest, before any dividend will be paid or declared and set apart for payment on our common stock. The holders of our preferred stock will not be entitled to participate in any of our other or additional earnings or profits, except for those premiums, if any, as may be payable in case of redemption, liquidation, dissolution or winding up of our affairs.
     Any dividend paid upon our preferred stock at a time when any accrued dividends for any prior dividend period are delinquent will be expressly declared to be in whole or partial payment of the accrued dividends to the extent there are accrued dividends, beginning with the earliest dividend period for which dividends are then wholly or partly delinquent, and will be so designated to each shareholder to whom payment is made. No dividends will be paid upon any shares of any series of preferred stock for a current dividend period unless there has been paid or declared and set apart for payment dividends required to be paid to the holders of each other series of preferred stock for all past dividend periods of the other series. If any dividends are paid on any of our preferred stock with respect to any past dividend period at any time when less than the total dividends then accumulated and payable for all past dividend periods on all of the preferred stock then outstanding are to be paid or declared and set apart for payment, then the dividends being paid will be paid on each series of preferred stock in the proportions that the dividends then accumulated and payable on each series for all past dividend periods bear to the total dividends then accumulated and payable for all past dividend periods on all outstanding preferred stock.
Liquidation or Dissolution
     In case of our voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of each series of preferred stock would be entitled to receive out of our assets in money or money’s worth the liquidation preference with respect to that series of preferred stock, together with all accrued but unpaid dividends thereon, whether or not earned or declared, before any of our assets would be paid or distributed to holders of our common stock. In case of our voluntary or involuntary liquidation, dissolution or winding up of our affairs, if our assets would be insufficient to pay the holders of all of the series of our preferred stock then outstanding the full amounts to which they may be entitled, the holders of each outstanding series would share ratably in our assets in proportion to the amounts which would be payable with respect to that series if all amounts payable thereon were paid in full. Our consolidation or merger with or into any other corporation, or a sale of all or any part of our assets, will not be deemed a liquidation, dissolution or winding up of our affairs for purposes of this paragraph.
Redemption
     Except as otherwise provided with respect to a particular series of our preferred stock, the following general redemption provisions will apply to each series of preferred stock.
     On or prior to the date fixed for redemption of a particular series of our preferred stock or any part of a particular series of our preferred stock as specified in the notice of redemption for that series, we will deposit adequate funds for the redemption, in trust for the account of holders of that series, with a bank having trust powers or a trust company in good standing, organized under the laws of the United States or the State of Wisconsin doing business in the State of Wisconsin and having capital, surplus and undivided profits aggregating at least $1,000,000. If the name and address of the bank or trust company and the deposit of or intent to deposit the redemption funds in the trust account is stated in the notice of redemption, then from and after the mailing of the notice and the making of the deposit, the shares of the series called for redemption will no longer be deemed to be outstanding for any purpose whatsoever, and all rights of the holders of the shares of the series in or with respect to us will cease and terminate except only the right of the holders of the shares:
•	to transfer shares prior to the date fixed for redemption;

•	to receive the redemption price of the shares, including accrued but unpaid dividends to the date fixed for redemption, without interest, upon surrender of the certificate or certificates representing the shares to be redeemed; and

•	on or before the close of business on the fifth day preceding the date fixed for redemption, to exercise privileges of conversion, if any, not previously expired.

     Any money deposited by us that remains unclaimed by the holders of the shares called for redemption and not converted will, at the end of six years after the date fixed for redemption, be paid to us upon our request, after which repayment the holders of the shares called for redemption will no longer look to the bank or trust company for the payment of the redemption price but will look only to us or to others, as the case may be, for the payment of any lawful claim for the money which holders of the shares may still have. After the six-year period, the right of any shareholder or other person to receive payment for its shares in the series redeemed may be forfeited in the manner and with the effect provided under Wisconsin law. Any portion of the money so deposited by us, in respect of shares of our preferred stock called for redemption that are converted into our common stock, will be repaid to us upon our request.
     In case of redemption of only a part of a series of preferred stock, we will designate by lot, in the manner our board of directors may determine, the shares to be redeemed, or we will effect the redemption pro rata.
Conversion Rights
     Except as otherwise provided with respect to a particular series of our preferred stock, the following general conversion provisions will apply to each series of our preferred stock that is convertible into common stock.
     All shares of our common stock issued upon conversion will be fully paid and nonassessable, and will be free of all taxes, liens and charges with respect to the issuance except taxes, if any, payable by reason of issuance in a name other than that of the holder of the share or shares converted and except as otherwise provided by applicable Wisconsin law.
     The number of shares of our common stock issuable upon conversion of a particular series of preferred stock at any time will be the quotient obtained by dividing the aggregate conversion value of the shares of the series surrendered for conversion by the conversion price per share of common stock then in effect for that series. We will not be required, however, upon any such conversion, to issue any fractional share of common stock, but in lieu of fractional shares we will pay to the holder who would otherwise be entitled to receive a fractional share a sum in cash equal to the value of the fractional share at the rate of the then-prevailing market value per share of our common stock. The then-prevailing market value per share means for these purposes the last reported sale price of our common stock on the New York Stock Exchange. Shares of our preferred stock will be deemed to have been converted as of the close of business on the date the transfer agent receives the certificate for the shares to be converted, duly endorsed, together with written notice by the holder of its election to convert the shares.
     The basic conversion price per share of common stock for a series of our preferred stock, as fixed by the board of directors, will be subject to adjustment from time to time as follows:
•	If we (1) pay a dividend or make a distribution to all of our common shareholders as a class in shares of common stock, (2) subdivide or split the outstanding shares of common stock into a larger number of shares, or (3) combine the outstanding shares of our common stock into a smaller number of shares, the basic conversion price per share of common stock in effect immediately prior thereto will be adjusted so that the holder of each outstanding share of each series of our preferred stock which by its terms is convertible into common stock will thereafter be entitled to receive upon the conversion of that share the number of shares of common stock which the holder would have owned and been entitled to receive after the happening of any of the events described above had that share of preferred stock been converted immediately prior to the happening of the event.

•	If we issue to all of our common shareholders as a class any rights or warrants enabling them to subscribe for or purchase shares of our common stock at a price per share less than the current market price per share of our common stock, the conversion price per share of common stock in effect immediately prior thereto for each series of preferred stock which by its terms is convertible into common stock will be adjusted by multiplying the conversion price by a fraction. The numerator of the fraction would be the sum of the number of shares of common stock outstanding and the number of shares of common stock which the aggregate exercise price, before deduction of underwriting discounts or commissions and other expenses we would incur in connection with the issue, of the total number of shares so offered for subscription or purchase would purchase at the current market price per share. The denominator of the fraction would be the sum of the number of shares of common stock outstanding at the record date and the number of additional shares of common stock so offered for subscription or purchase.

•	If we distribute to all of our common shareholders as a class evidences of our indebtedness or assets, other than cash dividends, the basic conversion price per share of common stock in effect immediately prior thereto for each series of preferred stock which by its terms is convertible into common stock would be adjusted by multiplying the basic conversion price by a fraction, of which the numerator will be the difference between the current market price per share of common stock and the fair value, as determined by our board of directors, of the portion of the evidences of indebtedness or assets, other than cash dividends, so distributed with respect to one share of common stock, and of which the denominator would be the current market price per share of common stock.
     Any adjustment to the conversion price for any series of our preferred stock is made retroactively. No adjustment will be made in the conversion price for any series of our preferred stock if the amount of the adjustment would be less than fifty cents, but any adjustments which are not made for that reason will be carried forward and taken into account in any subsequent adjustment and all adjustments will be made not later than the earlier of three years after the occurrence of the event giving rise to the adjustment or the date as of which the adjustment would require an increase or decrease of at least 3% in the aggregate number of shares of common stock issued and outstanding on the first date on which an event occurred which required the making of a computation described above. All adjustments will be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.
     In the case of any capital reorganization or reclassification of our common stock, or if we consolidate with or merge into, or sell or dispose of all or substantially all of our property and assets to, any other corporation, proper provisions will be made as part of the terms of the capital reorganization, reclassification, consolidation, merger or sale that any shares of a particular series of preferred stock at the time outstanding will thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of common stock deliverable upon conversion of the shares of a particular series would have been entitled upon the capital reorganization, reclassification, consolidation or merger.
     No adjustment with respect to dividends upon any series of our preferred stock or with respect to dividends upon our common stock will be made in connection with any conversion.
     Whenever there is an issuance of additional shares of our common stock requiring an adjustment in the conversion price, and whenever there occurs any other event which results in a change in the existing conversion rights of the holders of shares of a series of our preferred stock, we will file with our transfer agent or agents, and at our principal office in Milwaukee, Wisconsin, a statement signed by our president or a vice president and by our treasurer or an assistant treasurer describing specifically the issuance of additional shares of common stock or other event (and, in the case of a capital reorganization, reclassification, consolidation or merger, the terms thereof), the actual conversion prices or basis of conversion as changed by the issuance or event and the change, if any, in the securities issuable upon conversion. Whenever we issue to all holders of our common stock as a class any rights or warrants enabling them to subscribe for or purchase shares of common stock, we will also file in like manner a statement describing the issuance and the consideration we received as a result of that issuance. The statement so filed may be inspected by any holder of record of shares of any series of our preferred stock.
     We will at all times have authorized and will at all times reserve and set aside a sufficient number of duly authorized shares of our common stock for the conversion of all stock of all then outstanding series of preferred stock which are convertible into common stock.
Reissuance of Shares
     Any shares of our preferred stock retired by purchase, redemption, through conversion, or through the operation of any sinking fund or redemption or purchase account, will thereafter have the status of authorized but unissued shares of preferred stock, and may thereafter be reissued as part of the same series or may be reclassified and reissued by our board of directors in the same manner as any other authorized and unissued shares of preferred stock.

Voting Rights
     Holders of our preferred stock will be entitled to one vote for each share held on all questions on which our shareholders are entitled to vote and will vote together share for share with the holders of our common stock as one class, except as otherwise provided by law or as described below or as otherwise determined by the board of directors at the time of the establishment of a series of preferred stock.
     The affirmative vote or written consent of the holders of record of at least two-thirds of the outstanding shares of a series of our preferred stock is a prerequisite of our right:
•	to create any shares or any securities convertible into or evidencing the right to purchase shares ranking prior to that series of our preferred stock with respect to the payment of dividends or of assets upon liquidation, dissolution or winding up; or

•	to change the designations, preferences, limitations, or relative rights of the outstanding shares of that series of preferred stock in any manner prejudicial to the holders thereof.
     The affirmative vote or written consent of the holders of a majority of the outstanding shares of each series of our preferred stock will be a prerequisite to our right to authorize any shares of preferred stock in excess of 2,000,000 shares or any other shares ranking on a parity with our preferred stock with respect to the payment of dividends or of assets upon liquidation, dissolution or winding up.
Special Voting Rights for the Election of Directors upon our Failure to Pay Dividends
     Whenever dividends payable on any series of our preferred stock are in arrears in an aggregate amount equivalent to six full quarterly dividends on the shares of all of the preferred stock of that series then outstanding, the holders of preferred stock of that series will have the exclusive and special right, voting separately as a class, to elect two of our directors, and the number of directors constituting our board of directors will be increased to the extent necessary to effectuate that right. Whenever the holders of any series of our preferred stock have the right to elect two of our directors, that right may be exercised initially either at a special meeting of the holders possessing that right or at any annual meeting of our shareholders, and thereafter at annual meetings of our shareholders. The right of the holders of any series of our preferred stock voting separately as a class to elect members of our board of directors will continue until the time all dividends accumulated on that series of our preferred stock have been paid in full, at which time the right of the holders of that series of our preferred stock to vote separately as a class for the election of directors will terminate, subject to revesting in the event of any subsequent default in an aggregate amount equivalent to six full quarterly dividends.
     At any time when the holders of any series of preferred stock have special voting rights as a result of our failure to make dividends, a proper officer will, upon the written request of the holders of at least 10% of the series of our preferred stock then outstanding entitled to the special voting rights addressed to our secretary, call a special meeting of the holders of that series of our preferred stock for the purpose of electing directors. The special meeting will be held at the earliest practicable date in the place designated pursuant to our bylaws or, if there be no designation, at our principal office in Milwaukee, Wisconsin. If the special meeting is not called by the proper officers within 20 days after personal service of the written request upon our secretary, or within 30 days after mailing the written request within the United States by registered or certified mail addressed to our secretary at our principal office, then the holders of at least 10% of the series of our preferred stock then outstanding may designate in writing one of the holders to call a special meeting at our expense, and the meeting may be called by that person upon the notice required for annual meetings of shareholders and will be held in Milwaukee, Wisconsin. In no event, however, will a special meeting be called during the period within 90 days immediately preceding the date fixed for our next annual meeting of shareholders.
     At any annual or special meeting at which the holders of any series of our preferred stock will have the special right, voting separately as a class, to elect directors as a result of our failure to pay dividends, the presence, in person or by proxy, of the holders of 33 1/3% of the series of preferred stock entitled to the special voting rights will be required to constitute a quorum of that series for the election of any director by the holders of that series as a class. At that meeting or adjournment thereof, the absence of a quorum of the series of our preferred stock entitled to special voting rights will not prevent the election of directors other than those to be elected by that series of preferred stock voting as a class, and the absence of a quorum for the election of other directors will not prevent the election of the directors to be elected by that series of preferred stock voting as a class. In the absence of either or both quorums, a majority of the holders present in person or by proxy of the stock or stocks which lack a quorum will have power to adjourn the meeting for the election of directors which they are entitled to elect until a quorum is present, without notice other than announcement at the meeting.
     During any period in which the holders of any series of preferred stock have the right to vote as a class for directors as described above, any vacancies in our board of directors will be filled only by vote of a majority (even if that be only a single director) of the remaining directors elected by the holders of the series or class of stock which elected the directors whose offices have become vacant. During that period the directors so elected by the holders of any series of preferred stock will continue in office (1) until the next succeeding annual meeting or until their successors, if any, are elected by those holders and qualify, or (2) unless required by applicable law to continue in office for a longer period, until termination of the special voting rights of those holders, if earlier. If and to the extent permitted by applicable law, immediately upon any termination of the right of the holders of any series of our preferred stock to vote as a class for directors as described in this prospectus, the term of office of the directors then in office so elected by the holders of that series will terminate.
Other Restrictions upon our Failure to Pay Dividends or Retire Shares of Preferred Stock
     If we fail at any time to pay dividends in full on our preferred stock, thereafter and until dividends in full, including all accrued and unpaid dividends for all past quarterly dividend periods on our preferred stock outstanding, have been declared and set apart in trust for payment or paid, or if at any time we fail to pay in full amounts payable with respect to any obligations to retire shares of our preferred stock, thereafter and until those amounts have been paid in full or set apart in trust for payment, we cannot:
•	without the affirmative vote or consent of the holders of at least 66 2/3% of our preferred stock at the time outstanding, redeem less than all of our preferred stock at the time outstanding; or

•	purchase any of our preferred stock except in accordance with a purchase offer made in writing to all holders of our preferred stock of all series upon the terms our board of directors, in its sole discretion after consideration of the respective annual dividend rate and other relative rights and preferences of the respective series, determines (which determination will be final and conclusive) will result in fair and equitable treatment among the respective series. We may, to meet the requirements of any purchase, retirement or sinking fund provisions with respect to any series, use shares of that series that we acquired prior to our failure to pay dividends. We may also complete the purchase or redemption of shares of our preferred stock for which a purchase contract was entered into for any purchase, retirement or sinking fund purposes, or the notice of redemption of which was initially mailed, prior to our failure to pay dividends; or

•	redeem, purchase or otherwise acquire any shares of any other class of our stock ranking junior to the preferred stock as to dividends and upon liquidation.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     The following discussion is the opinion of Foley & Lardner LLP, our federal tax counsel, as to the material U.S. federal income tax considerations relating to the Exchange Offers and to the ownership and disposition of the common stock for holders who acquire such stock in the exchange, but does not purport to be a complete analysis of all the potential tax consequences relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
     This discussion addresses only the tax considerations that are relevant to holders that hold the Securities, and that will hold the shares of our common stock received in the exchange, as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the effect of the U.S. federal estate or gift tax laws or the tax considerations arising under the laws of any foreign, state, local or other taxing jurisdiction. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:
•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	regulated investment companies or real estate investment trusts;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that are S corporations, partnerships or other pass-through entities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the Securities or our common stock as a position in a “straddle,” hedging transaction, “conversion” transaction, or other risk reduction transaction;

•	persons deemed to sell the Securities or our common stock under the constructive sale provisions of the Code;

•	expatriates and certain former citizens or long-term residents of the United States; or

•	controlled foreign corporations or passive foreign investment companies.
YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE EXCHANGE OFFERS AND THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ACQUIRED IN THE EXCHANGE OFFERS ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
     For purposes of this summary, “U.S. holder” means a beneficial owner of the Securities or shares of our common stock that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) the trust is subject to the primary supervision of a U.S. court and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
     A “non-U.S. holder” means a beneficial owner of the Securities or shares of our common stock that is neither a U.S. holder nor an entity that is classified for U.S. federal income tax purposes as a partnership or “disregarded entity.” If an entity that is classified for U.S. federal income tax purposes as partnership holds Securities and participates in the exchange, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Securities that participate in the exchange are encouraged to consult their tax advisors.
U.S. Federal Income Tax Consequences to Participating U.S. Holders
     Treatment of the Corporate Units. Each Corporate Unit consists of two components, an undivided beneficial ownership interest in a Subordinated Note and a purchase contract. At the time of issuance of the Corporate Units, the purchase price of each Corporate Unit was allocated between the Subordinated Note and the purchase contract in proportion to their respective fair market values. This allocation established the initial tax basis in the Subordinated Note and the purchase contract in the hands of each initial holder. With respect to the initial issuance, we determined that 100% of the issue price of a Corporate Unit was allocable to the Subordinated Note and 0% was allocable to the purchase contract. By purchasing the Corporate Units upon issuance, each U.S. holder was deemed to have agreed to this allocation, although this allocation is not binding on the IRS. U.S. holders that acquired Corporate Units through a purchase in the secondary market (in particular, any U.S. Holders that acquired Corporate Units in the secondary market at a time when the purchase contract had a negative value) are encouraged to consult their tax advisors regarding the allocation of their basis between the Subordinated Note and the purchase contract.
     The Subordinated Notes have been treated for U.S. federal income tax purposes as “contingent payment debt instruments” under applicable Treasury regulations. Accordingly, U.S. holders generally are required to accrue interest income on the Subordinated Notes on the basis of a “comparable yield” for non-contingent debt instruments issued by us, and to make positive or negative adjustments (as contingencies occur or do not occur) to account for the differences between the interest accrued on the Subordinated Notes at the comparable yield and the amount of interest actually received in respect of the Subordinated Notes. Additionally, gain on the sale or other disposition of a Subordinated Note generally is taxable as ordinary income, rather than capital gain.
     The following discussion assumes that a U.S. holder’s reporting for U.S. federal income tax purposes of the acquisition and ownership of Corporate Units has been consistent with the treatment outlined above. In addition, the discussion assumes that, on the date of the exchange, the purchase contract has a positive value as to the U.S. holder.
     Exchange of Corporate Units for Common Stock and Cash. The U.S. federal income tax treatment of the exchange of a Corporate Unit for shares of our common stock and cash pursuant to the Corporate Units Exchange Offer is unclear. We intend to take the position that, for U.S. federal income tax purposes, (i) the two components of a Corporate Unit (a Subordinated Note and a purchase contract) are each deemed to be exchanged for a combination of shares of our common stock and cash, and (ii) the shares of our common stock and cash received in exchange for a Corporate Unit should each be allocated between the Subordinated Note and the purchase contract in proportion to the respective fair market values of the Subordinated Note and the purchase contract on the date of the exchange.
     There is no authority directly addressing the U.S. federal income tax treatment of the exchange, and alternative characterizations of the exchange are possible. No assurance can be given that the IRS will not challenge our intended treatment. U.S. holders are encouraged to consult their tax advisors regarding the U.S. federal income tax consequences of participating in the exchange. The remainder of this discussion assumes that the Corporate Units Exchange Offer is characterized for U.S. federal income tax purposes in accordance with the treatment outlined above.
     With respect to the exchange of a purchase contract for shares of our common stock and cash, a U.S. holder generally will recognize gain or loss equal to the difference between the portion of the proceeds allocable to the purchase contract and such U.S. holder’s adjusted tax basis in the purchase contract. Such gain or loss will be short term capital gain or loss because the U.S. holder’s holding period for the purchase contract will not be more than one year at the time of the exchange. The deduction of capital losses for U.S. federal income tax purposes is subject to limitations.
     The treatment of the exchange of the Subordinated Note for shares of our common stock and cash will depend on whether the Subordinated Note constitutes a security for U.S. federal income tax purposes. The term “security” is not defined in the Code or in the Treasury Regulations and has not been clearly defined by judicial decisions. The determination of whether a particular debt obligation constitutes a security depends on an evaluation of the overall nature of the debt. One of the most significant factors considered in determining whether a particular debt is a security is its original term. In general, debt obligations issued with a maturity at issuance of less than five years do not constitute securities, whereas debt obligations with a maturity at issuance of ten years or more constitute securities. While the Subordinated Notes have a stated maturity of approximately 33 years, we have the right to change the stated maturity of the Subordinated Notes at the time of remarketing to a term of five years. Accordingly, it is unclear whether the Subordinated Notes constitute securities for U.S. federal income tax purposes.
     If the Subordinated Notes do not constitute securities for U.S. federal income tax purposes, the exchange of a Subordinated Note for common stock and cash should be a taxable transaction, and the material U.S. federal income tax consequences of the exchange should be as follows:
•	Gain or loss should be recognized in an amount equal to the difference between (i) the sum of the fair market value of the common stock and cash received in the exchange and (ii) the U.S. holder’s adjusted tax basis in the Subordinated Note.

•	Any such gain will be treated as ordinary interest income. Any such loss will be treated as ordinary loss to the extent of a U.S. holder’s prior net income inclusions on the note. Any loss in excess of the U.S. holder’s prior net income inclusions will be treated as a capital loss. The deduction of capital losses for U.S. federal income tax purposes is subject to limitations.

•	The adjusted tax basis in the common stock received should equal the fair market value of the portion of the Subordinated Note attributable to the common stock at the time of the exchange.

•	The holding period for the common stock received should start on the day following the date of the exchange.
     Alternatively, if the Subordinated Notes constitute securities for U.S. federal income tax purposes, the exchange of a Subordinated Note for common stock and cash should be treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, and the material U.S. federal income tax consequences of the exchange should be as follows:
•	The accrued and unpaid interest received by a U.S. holder in the exchange will be treated as ordinary interest income.

•	Gain or loss should be realized in an amount equal to the difference between (i) the sum of the fair market value of the common stock and the Corporate Units Cash Payment received in the exchange and (ii) the U.S. holder’s adjusted tax basis in the Subordinated Note.

•	In the event that loss is realized on the exchange, no portion of this loss may be recognized.

•	Because of the status of the Subordinated Note as a contingent payment debt instrument, it is not clear whether any portion of a gain realized on the exchange may benefit from the non-recognition rule that generally applies to recapitalizations. If the non-recognition rule does apply:
•	The amount of recognized gain should be limited to the lesser of (i) the amount of gain realized, and (ii) the amount of the Corporate Units Cash Payment (excluding cash paid in lieu of a fractional share).

•	Any such recognized gain will be treated as ordinary interest income.

•	The holding period for the common stock received should include the holding period for the Subordinated Note surrendered.

•	The adjusted tax basis of the common stock received (including a fractional share deemed received and sold as described below) should be equal to the adjusted tax basis of the Subordinated Note surrendered in exchange for the common stock, increased by any gain recognized in the exchange (except for any gain recognized with respect to the deemed sale of a fractional share as described below) and decreased by the Corporate Units Cash Payment (excluding cash paid in lieu of a fractional share).

•	If you receive cash instead of a fractional share of common stock, you should be treated as having received the fractional share pursuant to the exchange and then as having sold that fractional share for cash. Accordingly, the receipt of such cash in lieu of a fractional share of common stock will generally result in taxable gain or loss equal to the difference between the cash received in lieu of such fractional share minus the tax basis in the Subordinated Note allocable to the fractional share of common stock.
     Exchange of Convertible Notes for Common Stock and Cash. The exchange of a Convertible Note for common stock and cash pursuant to the Convertible Notes Exchange Offer should be treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, and the material U.S. federal income tax consequences of the exchange should be as follows:
•	The accrued and unpaid interest received by a U.S. holder in the exchange will be treated as ordinary interest income.

•	No loss may be recognized on the exchange.

•	Gain should be recognized on the exchange equal to the lesser of (i) the excess, if any, of the amount of the Convertible Notes Cash Payment plus the fair market value of the common stock received in the exchange over the U.S. holder’s adjusted tax basis in a Convertible Note surrendered in the exchange (excluding any basis allocable to any fractional share of common stock received) and (ii) the amount of the Convertible Notes Cash Payment.

•	The holding period for the common stock received should include the holding period for the Convertible Note surrendered.

•	The adjusted tax basis of the common stock received (including a fractional share deemed received and sold as described below) should be equal to the adjusted tax basis of the Convertible Note surrendered in exchange for the common stock, increased by any gain recognized in the exchange (except for any gain recognized with respect to the deemed sale of a fractional share as described below) and decreased by the Convertible Notes Cash Payment (excluding cash paid in lieu of a fractional share).

•	If you receive cash in lieu of a fractional share of common stock, you should be treated as having received the fractional share pursuant to the exchange and then as having sold that fractional share for cash. Accordingly, the receipt of such cash in lieu of a fractional share of common stock will generally result in taxable gain or loss equal to the difference between the cash received in lieu of such fractional share minus the tax basis in the Convertible Note allocable to the fractional share of common stock.
     Except as described below under “— Market Discount,” any gain recognized on the exchange (including any gain recognized on the receipt of cash in lieu of a fractional share of common stock) will generally be capital gain. Any such gain will be short term capital gain because the U.S. holder’s holding period for the Convertible Note will not be more than one year at the time of the exchange.
     Market Discount. If a U.S. holder acquired a Convertible Note for an amount that is less than its stated principal amount, subject to a de minimis exception, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes. In general, a U.S. holder that exchanges a Convertible Note with market discount will be required to treat any gain recognized on the exchange, as described above, as ordinary interest income to the extent of the market discount accrued during the U.S. holder’s holding period for the Convertible Note, unless the U.S. holder had elected to include the market discount in income as it accrued. Any market discount that had accrued on a U.S. holder’s Convertible Note at the time of the exchange, and that is in excess of the gain recognized on the exchange, as described above, generally will be taxable as ordinary income upon the disposition of the common stock received upon the exchange.
     Ownership and Disposition of Common Stock. Distributions paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on our common stock will constitute dividends and will be includible in income by U.S. holders when received. For taxable years beginning before 2011, certain non-corporate U.S. holders, including individuals, who receive dividends from us are eligible for a reduced rate of U.S. federal income tax if certain holding period and other requirements are met. Corporate U.S. holders that receive dividends from us are eligible for the dividends received deduction if the U.S. holder is a qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. If a distribution exceeds our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of the U.S. holder’s investment to the extent of such U.S. holder’s adjusted tax basis in the common stock, and thereafter as capital gain. Such capital gain generally will be long-term capital gain if the U.S. holder had a holding period in such common stock of more than one year immediately prior to such distribution.
     Subject to the discussion below in this paragraph and the discussion above under “— Market Discount,” upon a disposition of our common stock (including the disposition of a fractional share interest deemed received and sold as described above), a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder had a holding period in such common stock of more than one year immediately prior to such disposition. Certain U.S. holders (including individuals) are eligible for preferential U.S. federal income tax rates in respect of long-term capital gain. The deductibility of capital losses is subject to limitations under the Code. While the issue is not entirely clear, to the extent that the U.S. holder did not recognize gain on the exchange due to treatment of the exchange as a recapitalization, any gain recognized by the U.S. holder on a subsequent disposition of our common stock may be treated as ordinary income to the extent of such unrealized gain at the time of the exchange. U.S. holders should consult their own tax advisors regarding the character of any gain on a disposition of our common stock.
U.S. Federal Income Tax Consequences to Participating Non-U.S. Holders
     Exchange of Corporate Units for Common Stock and Cash. Subject to the discussion below regarding the treatment of accrued interest, a non-U.S. holder generally will not be subject to U.S. federal income tax (including withholding tax) with respect to any gain realized on the exchange of Corporate Units for common stock and cash unless:
•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by such non-U.S. holder);

•	the non-U.S. holder is an individual present in the United States for 183 days or more during the taxable year in which the gain is realized and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” (or “USRPHC”), as defined for U.S. federal income tax purposes, at any time during the period that such non-U.S. holder held such Corporate Units. We believe that we have not been a USRPHC at any time during the period that the Corporate Units have been outstanding, and we do not anticipate becoming a USRPHC.
     For the treatment of any gain described in the first bullet point above, see below under "—Effectively Connected Income.”
     Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (even though the individual is not considered a resident of the United States for U.S. federal income tax purposes), but may be offset by U.S. source capital losses.
     Exchange of Convertible Notes for Common Stock and Cash. Subject to the discussion below regarding the treatment of accrued interest, a non-U.S. holder generally will not be subject to U.S. federal income tax (including withholding tax) with respect to any gain realized on the exchange of Convertible Notes for common stock and cash unless:
•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by such non-U.S. holder);

•	the non-U.S. holder is an individual present in the United States for 183 days or more during the taxable year in which the gain is realized and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” (or “USRPHC”), as defined for U.S. federal income tax purposes, at any time during the period that such non-U.S. holder held such Convertible Notes. We believe that we have not been a USRPHC at any time during the period that the Convertible Notes have been outstanding, nor do we anticipate becoming a USRPHC.
     For the treatment of any gain described in the first bullet point above, see below under "—Effectively Connected Income.”
     Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (even though the individual is not considered a resident of the United States for U.S. federal income tax purposes), but may be offset by U.S. source capital losses.
     Accrued Interest. A non-U.S. holder generally will not be subject to U.S. federal income tax (including withholding tax) on any amounts received that are properly allocable to accrued interest on the Subordinated Notes or the Convertible Notes, as applicable, provided that:
•	the interest is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not a “controlled foreign corporation” that is related to us as described in Section 881(c)(3)(C) of the Code;

•	the non-U.S. holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	the non-U.S. holder furnishes its name and address, and certifies, under penalties of perjury, that the holder is not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)), or, if the holder holds the Subordinated Notes or the Convertible Notes, as applicable, through certain foreign intermediaries, such holder and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

     If a non-U.S. holder cannot satisfy the requirements described above, such non-U.S. holder will be subject to a 30% U.S. federal withholding tax unless the non-U.S. holder provides the withholding agent with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty, or (2) IRS Form W-8ECI (or successor form) stating that the interest is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. For the treatment of any accrued interest that is effectively connected with a non-U.S. holder’s U.S. trade or business, see below under “—Effectively Connected Income.”
     Ownership of Common Stock. A dividend received by a non-U.S. holder on shares of our common stock generally will be subject to U.S. withholding tax at a rate of 30%, unless the non-U.S. holder qualifies for a reduced rate of withholding, or is able to claim a valid exemption, under an income tax treaty (generally, by providing an IRS Form W-8BEN claiming treaty benefits) or establishes that such dividend is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (generally, by providing an IRS Form W-8ECI (or successor form)). For the treatment of any dividends that are effectively connected with a non-U.S. holder’s U.S. trade or business, see below under “—Effectively Connected Income.”
     Disposition of Common Stock. Non-U.S. holders generally will not be subject to U.S. federal income tax (including withholding tax) on gain realized on the sale or other taxable disposition of shares of our common stock unless any of the exceptions described above under “—Exchange of Convertible Notes for Common Stock and Cash” apply.
     Effectively Connected Income. Any gain or income recognized by a non-U.S. holder with respect to the exchange of Corporate Units or Convertible Notes, or with respect to the ownership or disposition of shares of our common stock, that is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. holder. A non-U.S. holder that is classified for U.S. federal income tax purposes as a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.
Backup Withholding and Information Reporting
     The exchange of Corporate Units or Convertible Notes, as applicable, for common stock and cash pursuant to the Exchange Offers, the receipt of dividends on any shares of our common stock that are issued as part of the exchange, and the sale or disposition of common stock received in the exchange may be subject to “backup withholding” under the Code if a recipient of those payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld generally should be allowed as a credit against that recipient’s U.S. federal income tax, provided that appropriate proof is provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding generally should not apply with respect to payments made to certain exempt recipients, such as corporations and non-U.S. holders, provided that such recipients provide proper documentation establishing their exemption. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. U.S. holders should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.
U.S. Federal Income Tax Consequences to Non-Participating Holders
     Holders that do not tender their Corporate Units or Convertible Notes, as applicable, in the Exchange Offers will not recognize gain or loss, and will continue to have the same tax basis and holding period with respect to the Corporate Units or Convertible Notes, as applicable, as they had before the consummation of the Exchange Offers.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS
     To our knowledge, and except as described below, none of our directors, executive officers or controlling persons, nor any of their affiliates, beneficially own any Convertible Notes or Corporate Units.
     R. Bruce McDonald, Executive Vice President and Chief Financial Officer of the company, beneficially owns $500,000 aggregate principal amount of Convertible Notes and 12,000 Corporate Units. If Mr. McDonald were to tender all such Securities in the Exchange Offers and they were all accepted by us, he would receive in the aggregate approximately 102,988 shares of our common stock and approximately $170,500 in cash (including accrued interest on the Convertible Notes and distributions on the Corporate Units) for such Securities.
     C. David Myers, Corporate Vice President of the company and President of our automotive experience business, beneficially owns $200,000 aggregate principal amount of Convertible Notes and 6,000 Corporate Units. If Mr. Myers were to tender all such Securities in the Exchange Offers and they were all accepted by us, he would receive in the aggregate approximately 47,025 shares of our common stock and approximately $77,600 in cash (including accrued interest on the Convertible Notes and distributions on the Corporate Units) for such Securities.
     Charles A. Harvey, Corporate Vice President of Diversity and Public Affairs of the company, beneficially owns $50,000 aggregate principal amount of Convertible Notes and 1,000 Corporate Units. If Mr. Harvey were to tender all such Securities in the Exchange Offers and they were all accepted by us, he would receive in the aggregate approximately 9,327 shares of our common stock and approximately $15,500 in cash (including accrued interest on the Convertible Notes and distributions on the Corporate Units) for such Securities.
     Susan M. Kreh, Corporate Vice President and Corporate Controller of the company, beneficially owns $30,000 aggregate principal amount of Convertible Notes and 600 Corporate Units. If Ms. Kreh were to tender all such Securities in the Exchange Offers and they were all accepted by us, she would receive in the aggregate approximately 5,596 shares of our common stock and approximately $9,200 in cash (including accrued interest on the Convertible Notes and distributions on the Corporate Units) for such Securities.
     Jacqueline F. Strayer, Vice President, Corporate Communication of the company, beneficially owns $25,000 aggregate principal amount of Convertible Notes and 500 Corporate Units. If Ms. Strayer were to tender all such Securities in the Exchange Offers and they were all accepted by us, she would receive in the aggregate approximately 4,664 shares of our common stock and approximately $7,700 in cash (including accrued interest on the Convertible Notes and distributions on the Corporate Units) for such Securities.
     If the Corporate Units Exchange Offer is prorated, the foregoing officers of the company would be subject to proration to the same extent as other holders of Corporate Units. The holdings of Convertible Notes and Corporate Units by our executive officers in each case is less than one percent of the total outstanding Convertible Notes and Corporate Units.
     Neither we nor any of our subsidiaries nor, to our knowledge, any of our directors, executive officers or controlling persons, nor any affiliates of the foregoing, have engaged in any transaction in the Convertible Notes or Corporate Units during the 60 days prior to the date hereof.
DEALER MANAGERS AND INFORMATION AND EXCHANGE AGENT
Dealer Managers
     We have retained Banc of America Securities LLC and Barclays Capital Inc. as joint-lead dealer managers and Citigroup Global Markets Inc. as co-dealer manager in connection with the Exchange Offers. The dealer managers may contact holders of the Securities regarding the Exchange Offers and may request brokers, dealers and other nominees to forward this prospectus and related materials to beneficial owners of the Securities. Questions regarding the terms of the Exchange Offers may be directed to the joint-lead dealer managers at the addresses and telephone numbers set forth on the back cover of this prospectus.
     We have agreed to pay the dealer managers a fee for their services as dealer managers in connection with the Exchange Offers. In addition, we will reimburse the dealer managers for their reasonable out-of-pocket expenses. We have also agreed to indemnify the dealer managers and their respective affiliates against certain liabilities in connection with their services, including liabilities under the federal securities laws. At any given time, the dealer managers may trade the Securities or other of our securities for their own account or for the accounts of their respective customers and, accordingly, may hold a long or short position in the Securities.
     The dealer managers have provided in the past, and/or are currently providing, other investment banking and financial advisory services to us and our affiliates. The dealer managers were underwriters of the offerings of the Securities in March 2009. They received customary compensation from us for these services. In addition, affiliates of Banc of America Securities LLC, Barclays Capital Inc. and Citigroup Global Markets Inc. were co-syndication agents on and are lenders under our revolving credit facility, for which they each received customary compensation. The dealer managers may in the future provide various investment banking and other services to us and our affiliates, for which they would receive customary compensation from us.
Information and Exchange Agent
     Global Bondholder Services Corporation has been appointed information and exchange agent for the Exchange Offers. All deliveries and correspondence sent to the information and exchange agent should be directed to the address set forth on the back cover of this prospectus. We have agreed to pay the information and exchange agent reasonable and customary fees for its services and to reimburse the information and exchange agent for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the information and exchange agent for certain liabilities, including liabilities under the federal securities laws. Requests for additional copies of documentation may be directed to the information and exchange agent at the address set forth on the back cover of this prospectus.
     DELIVERY OF A LETTER OF TRANSMITTAL OR TRANSMISSION OF INSTRUCTIONS TO AN ADDRESS OR FACSIMILE NUMBER OTHER THAN AS SET FORTH ON THE BACK COVER OF THIS PROSPECTUS IS NOT A VALID DELIVERY.

LEGAL MATTERS
     The validity of the shares of common stock to be issued in the Exchange Offers will be passed upon for us by Jerome D. Okarma, our Vice President, Secretary and General Counsel, and/or Foley & Lardner LLP, Milwaukee, Wisconsin. As of July 31, 2009, Mr. Okarma beneficially owned 124,646.029 shares of our common stock, and held options to purchase 611,000 shares of our common stock, of which options to purchase 366,000 shares were exercisable.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Johnson Controls, Inc. for the year ended September 30, 2008 have been so incorporated in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
MISCELLANEOUS
     No person has been authorized to give any information or make any representations other than those contained or incorporated by reference herein or in the accompanying letter of transmittal and other materials, and, if given or made, such information or representations must not be relied upon as having been authorized by us, the dealer managers, the information and exchange agent or any other person. The statements made in this prospectus are made as of the date on the cover page of this prospectus and the statements incorporated by reference are made as of the date of the documents incorporated by reference. The delivery of this prospectus and the accompanying materials shall not, under any circumstances, create any implication that the information contained herein or incorporated by reference is correct as of a later date.

THE EXCHANGE AGENT FOR THE EXCHANGE OFFERS IS:
Global Bondholder Services Corporation

By Hand or Overnight Delivery or Mail	By Facsimile Transmission
(Registered or Certified Mail Recommended):	(for Eligible Institutions only):

Global Bondholder Services Corporation	Global Bondholder Services Corporation
65 Broad Street, Suite 723	(212) 430-3775
New York, New York 10006	Attention: Corporate Actions
Attention: Corporate Actions	Confirm by Telephone:
(212) 430-3774
THE INFORMATION AGENT FOR THE EXCHANGE OFFERS IS:
Global Bondholder Services Corporation
Global Bondholder Services Corporation
65 Broad Street, Suite 723
New York, New York 10006
Banks and Brokers, Call Collect:
(212) 430-3774
All Others Call Toll-Free:
(866) 389-1500
     Additional copies of this prospectus, the letter of transmittal or other tender offer materials may be obtained from the information and exchange agent and will be furnished at our expense. Questions and requests for assistance regarding the tender of your Securities should be directed to the information and exchange agent.
THE JOINT-LEAD DEALER MANAGERS FOR THE EXCHANGE OFFERS ARE:

Banc of America Securities LLC	Barclays Capital Inc.
Debt Advisory Services	Liability Management Group
One Bryant Park	745 7th Avenue
New York, New York 10036	New York, New York 10019
(888) 292-0070 (toll-free)	(800) 438-3242 (toll-free)
(646) 855-3401 (collect)	(212) 528-7581 (collect)
THE CO-DEALER MANAGER FOR THE EXCHANGE OFFERS IS:
Citigroup Global Markets Inc.
     Questions and requests for information regarding the terms of the Exchange Offers should be directed to the joint-lead dealer managers.